                                                                      EXHIBIT 99

                         HUGHES ELECTRONICS CORPORATION
                   RESPONSIBILITIES FOR FINANCIAL STATEMENTS


     The following financial statements of Hughes Electronics Corporation and subsidiaries were prepared by management, which is responsible for their integrity and objectivity. The statements have been prepared in conformity with generally accepted accounting principles and, as such, include amounts based on judgments of management.

     Management is further responsible for maintaining internal control designed to provide reasonable assurance that the books and records reflect the transactions of the companies and that established policies and procedures are carefully followed. Perhaps the most important feature in internal control is that it is continually reviewed for effectiveness and is augmented by written policies and guidelines, the careful selection and training of qualified personnel and a strong program of internal audit.

     Deloitte & Touche LLP, an independent auditing firm, is engaged to audit the financial statements of Hughes Electronics Corporation and subsidiaries and issue reports thereon. The audit is conducted in accordance with generally accepted auditing standards that comprehend the consideration of internal control and tests of transactions to the extent necessary to form an independent opinion on the financial statements prepared by management. The Independent Auditors' Report appears on the next page.

     The Board of Directors, through its Audit Committee, is responsible for assuring that management fulfills its responsibilities in the preparation of the financial statements and engaging the independent auditors. The Audit Committee reviews the scope of the audits and the accounting principles being applied in financial reporting. The independent auditors, representatives of management, and the internal auditors meet regularly (separately and jointly) with the Audit Committee to review the activities of each, to ensure that each is properly discharging its responsibilities and to assess the effectiveness of internal control. It is management's conclusion that internal control at December 31, 1997 provides reasonable assurance that the books and records reflect the transactions of the companies and that established policies and procedures are complied with. To ensure complete independence, Deloitte & Touche LLP has full and free access to meet with the Audit Committee, without management representatives present, to discuss the results of the audit, the adequacy of internal control, and the quality of financial reporting.


/s/MICHAEL T. SMITH          /s/CHARLES H. NOSKI       /s/ROXANNE S. AUSTIN
Michael T. Smith             Charles H. Noski          Roxanne S. Austin
Chairman of the Board and    President                 Senior Vice President and
Chief Executive Officer                                Chief Financial Officer

                         HUGHES ELECTRONICS CORPORATION
                          INDEPENDENT AUDITORS' REPORT


To the Stockholder and Board of Directors of Hughes Electronics Corporation:

     We have audited the Balance Sheet of Hughes Electronics Corporation (as more fully described in Note 1 to the financial statements) as of December 31, 1997 and 1996 and the related Statement of Income and Pro Forma Available Separate Consolidated Net Income, Statement of Changes in Owner's Equity and Statement of Cash Flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of Hughes Electronics Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such financial statements present fairly, in all material respects, the financial position of Hughes Electronics Corporation at December 31, 1997 and 1996 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

Los Angeles, California
January 26, 1998

                         HUGHES ELECTRONICS CORPORATION
                       STATEMENT OF INCOME AND PRO FORMA
                   AVAILABLE SEPARATE CONSOLIDATED NET INCOME


                                                                Years Ended December 31,
                                                              ----------------------------
                                                                1997      1996      1995
                                                              --------  --------  --------
                                                                (Dollars in Millions Except
                                                                    Per Share Amounts)
REVENUES
 Product sales                                                $3,143.6   $3,009.0   $2,576.1
 Direct broadcast, leasing and other services                  1,984.7      999.7      576.7
                                                              --------   --------   --------
TOTAL REVENUES                                                 5,128.3    4,008.7    3,152.8
                                                              --------   --------   --------
OPERATING COSTS AND EXPENSES
 Cost of products sold                                         2,493.3    2,183.7    1,977.8
 Broadcast programming and other costs                           912.3      631.8      335.2
 Selling, general and administrative expenses                  1,119.9      788.5      488.4
 Depreciation and amortization                                   296.4      194.6      179.9
 Amortization of GM purchase accounting adjustments
  related to Hughes Aircraft Company                              21.0       21.0       21.0
                                                              --------   --------   --------
TOTAL OPERATING COSTS AND EXPENSES                             4,842.9    3,819.6    3,002.3
                                                              --------   --------   --------
OPERATING PROFIT                                                 285.4      189.1      150.5
Interest income                                                   33.1        6.8        5.2
Interest expense                                                 (91.0)     (42.9)     (61.1)
Other, net                                                       390.7       69.1        3.0
                                                              --------   --------   --------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME
 TAXES, MINORITY INTERESTS AND EXTRAORDINARY ITEM                618.2      222.1       97.6
Income taxes                                                     236.7      104.8       31.4
Minority interests in net losses of subsidiaries                  24.8       52.6        4.6
                                                              --------   --------   --------
Income from continuing operations before extraordinary item      406.3      169.9       70.8
Income (Loss) from discontinued operations, net of taxes           1.2       (7.4)     (64.6)
Gain on sale of discontinued operations, net of taxes             62.8          -          -
                                                              --------   --------   --------
Income before extraordinary item                                 470.3      162.5        6.2
Extraordinary item, net of taxes                                 (20.6)         -          -
                                                              --------   --------   --------
NET INCOME                                                       449.7      162.5        6.2
Adjustments to exclude the effect of GM purchase
 accounting adjustments related to Hughes Aircraft Company        21.0       21.0       21.0
                                                              --------   --------   --------
EARNINGS USED FOR PRO FORMA COMPUTATION OF
 AVAILABLE SEPARATE CONSOLIDATED NET INCOME                     $470.7     $183.5      $27.2
                                                              ========   ========   ========
PRO FORMA AVAILABLE SEPARATE CONSOLIDATED NET INCOME
Average number of shares of General Motors Class H
 Common Stock outstanding (in millions) (Numerator)              101.5       98.4       95.5
Class H dividend base (in million) (Denominator)                 399.9      399.9      399.9
Pro Forma Available Separate Consolidated Net Income            $119.4      $45.2       $6.5
                                                              ========   ========   ========
PRO FORMA EARNINGS ATTRIBUTABLE TO GENERAL MOTORS
 CLASS H COMMON STOCK ON A PER SHARE BASIS
 Income from continuing operations before
  extraordinary item                                             $1.07      $0.48      $0.23
 Discontinued operations                                          0.16      (0.02)     (0.16)
 Extraordinary item                                              (0.05)         -          -
                                                              --------   --------   --------
Pro Forma Earnings Attributable to General Motors
 Class H Common Stock                                            $1.18      $0.46      $0.07
                                                              ========   ========   ========

--------------
Certain 1996 and 1995 amounts have been reclassified to conform with the 1997 presentation.

Reference should be made to the Notes to Financial Statements.

                         HUGHES ELECTRONICS CORPORATION
                                 BALANCE SHEET


                                                                December 31,
                                                          ------------------------
                   ASSETS                                     1997         1996
                                                          -----------  -----------
                                                            (Dollars in Millions)
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                 $2,783.8         $6.7
Accounts and notes receivable (less allowances)              662.8        423.0
Contracts in process, less advances and progress
 payments of $50.2 and $54.2                                 575.6        401.4
Inventories                                                  486.4        423.1
Net assets of discontinued operations                            -         35.0
Deferred subscriber acquisition costs                         26.4         97.5
Prepaid expenses and other, including deferred income
 taxes of $93.2 and $26.7                                    270.9        110.4
                                                         ---------     --------
TOTAL CURRENT ASSETS                                       4,805.9      1,497.1
SATELLITES, NET                                            2,643.4      1,056.6
PROPERTY, NET                                                889.7        690.8
NET INVESTMENT IN SALES-TYPE LEASES                          337.6        320.6
INTANGIBLE ASSETS, NET OF ACCUMULATED AMORTIZATION
 OF $318.3 AND $260.4                                      2,954.8        468.0
INVESTMENTS AND OTHER ASSETS                               1,132.4        383.3
                                                         ---------     --------
TOTAL ASSETS                                             $12,763.8     $4,416.4
                                                         =========     ========

                   LIABILITIES AND OWNER'S EQUITY

CURRENT LIABILITIES
Accounts payable                                            $472.8       $359.0
Advances on contracts                                        209.8        287.8
Deferred revenues                                            110.6        142.8
Accrued liabilities                                          689.4        430.0
                                                         ---------     --------
TOTAL CURRENT LIABILITIES                                  1,482.6      1,219.6
                                                         ---------     --------
LONG-TERM DEBT                                               637.6            -
DEFERRED GAINS ON SALES AND LEASEBACKS                       191.9        234.8
ACCRUED OPERATING LEASEBACK EXPENSE                          100.2        107.8
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS                  154.8            -
OTHER LIABILITIES AND DEFERRED CREDITS                       706.4        136.9
DEFERRED INCOME TAXES                                        570.8        204.1
COMMITMENTS AND CONTINGENCIES
MINORITY INTERESTS                                           607.8         21.6

OWNER'S EQUITY
  Parent Company's net investment                                -      2,497.0
  Capital stock and additional paid-in capital             8,322.8            -
  Net income retained for use in the business                  7.1            -
                                                         ---------     --------
Subtotal                                                   8,329.9      2,497.0
  Minimum pension liability adjustment                       (34.8)            -
  Accumulated unrealized gains on securities                  21.4            -
  Accumulated foreign currency translation adjustments        (4.8)        (5.4)
                                                         ---------     --------
Accumulated other comprehensive loss                         (18.2)        (5.4)
                                                         ---------     --------
TOTAL OWNER'S EQUITY                                       8,311.7      2,491.6
                                                         ---------     --------
TOTAL LIABILITIES AND OWNER'S EQUITY                     $12,763.8     $4,416.4
                                                         =========     ========

--------------
Certain 1996 amounts have been reclassified to conform with the 1997 presentation.

Reference should be made to the Notes to Financial Statements.

                         HUGHES ELECTRONICS CORPORATION
                     STATEMENT OF CHANGES IN OWNER'S EQUITY
                             (DOLLARS IN MILLIONS)

                                                         Capital Stock                      Accumulated
                                             Parent          and                               Other
                                            Company's     Additional                          Compre-        Total        Compre-
                                              Net         Paid-In         Retained           hensive        Owner's       hensive
                                           Investment      Capital         Earnings            Loss         Equity        Income
                                           ----------  -------------       --------        ----------       --------       -------
BALANCE AT JANUARY 1, 1995                   $2,305.0                                           $(4.0)      $2,301.0
Net contribution from Parent Company            303.9                                                          303.9
Net income                                        6.2                                                            6.2          $6.2
Foreign currency translation
 adjustments                                                                                     (2.2)          (2.2)         (2.2)
                                                                                                                           -------
  Comprehensive income                                                                                                        $4.0
                                                                                                                           =======

BALANCE AT DECEMBER 31, 1995                  2,615.1                                            (6.2)       2,608.9
Net distribution to Parent Company            (280.6)                                                         (280.6)
Net income                                     162.5                                                          162.5        $162.5
Foreign currency translation
 adjustments                                                                                      0.8            0.8           0.8
                                                                                                                           -------
  Comprehensive income                                                                                                      $163.3
                                                                                                                           =======

BALANCE AT DECEMBER 31, 1996                  2,497.0                                            (5.4)       2,491.6
Net contribution from Parent Company          1,124.2                                                        1,124.2
Transfer of capital from Parent Company's
   net investment                           (4,063.8)       $4,063.8                                               -
Capital contribution resulting from the
   Hughes Transactions                                       4,259.0                                         4,259.0
Minimum pension liability adjustment
   resulting from the Hughes Transactions                                                       (34.8)         (34.8)
Unrealized gains on securities resulting
   from the Hughes Transactions                                                                  21.4           21.4
Net income                                      442.6                          $7.1                            449.7        $449.7
Foreign currency translation
 adjustments                                                                                      0.6            0.6           0.6
                                                                                                                           -------
  Comprehensive income                                                                                                      $450.3
                                                                                                                           =======
BALANCE AT DECEMBER 31, 1997                       $-       $8,322.8           $7.1            $(18.2)      $8,311.7
                                           ==========       ========       ========        ==========       ========


Reference should be made to the Notes to Financial Statements.

                             * * * * * * * * * * *

                         HUGHES ELECTRONICS CORPORATION
                            STATEMENT OF CASH FLOWS

                                                                             Years Ended December 31,
                                                                        ----------------------------------
                                                                            1997         1996      1995
                                                                        -----------  -----------  --------
                                                                                (Dollars in Millions)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income                                                                  $449.7       $162.5      $6.2
Adjustments to reconcile net income to net cash
 provided by continuing operations
    (Income) loss from discontinued operations                                (1.2)         7.4      64.6
    Gain on sale of discontinued operations                                  (62.8)           -         -
    Extraordinary item, net of taxes                                          20.6            -         -
    Depreciation and amortization                                            296.4        194.6     179.9
    Amortization of GM purchase accounting adjustments
      related to Hughes Aircraft Company                                      21.0         21.0      21.0
    Net (gain) loss on sale of investments and businesses sold              (489.7)      (120.3)     49.0
    Gross profit on sales-type leases                                        (33.6)       (51.8)    (62.9)
    Deferred income taxes and other                                          285.5         91.9     (76.5)
    Change in other operating assets and liabilities
      Accounts and notes receivable                                         (228.0)      (120.1)   (110.3)
      Contracts in process                                                  (174.2)         54.1     174.1
      Inventories                                                            (60.7)      (121.5)   (109.3)
      Deferred subscriber acquisition costs                                   71.1       (97.5)         -
      Collections of principal on net investment in sales-type leases         22.0         31.2      19.6
      Accounts payable                                                      (184.1)       116.8       7.1
      Advances on contracts                                                  (95.6)        97.6       8.6
      Deferred revenues                                                      (32.2)       113.7      22.5
      Accrued liabilities                                                    217.8         22.4      86.4
      Deferred gains on sales and leaseback                                  (42.9)       (41.6)    (27.1)
      Other                                                                   31.4          7.0    (154.1)
                                                                          --------     --------  --------
      Net Cash Provided by Continuing Operations                              10.5        367.4      98.8
      Net cash used by discontinued operations                               (15.9)        (8.0)    (25.2)
                                                                          --------     --------  --------
      Net Cash (Used in) Provided by Operating Activities                     (5.4)       359.4      73.6
                                                                          --------     --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES
Investment in companies, net of cash acquired                             (1,637.0)       (32.2)     (1.3)
Expenditures for property                                                   (251.3)      (261.5)   (167.7)
Increase in satellites                                                      (633.5)      (191.6)   (223.7)
Proceeds from sale of long-term investments                                  242.0            -         -
Proceeds from sale and leaseback of satellite transponders with
    General Motors Acceptance Corporation                                        -        252.0         -
Proceeds from sale of minority interest in subsidiary                            -        137.5         -
Repurchase of minority interest in subsidiary                               (161.8)           -         -
Proceeds from sale of discontinued operations                                155.0            -         -
Proceeds from sales of investments and businesses                                -            -      17.5
Proceeds from disposal of property                                            55.1         15.3       1.7
                                                                          --------     --------  --------
      Net Cash Used in Investing Activities                               (2,231.5)       (80.5)   (373.5)
                                                                          --------     --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES
Long-term debt borrowings                                                  2,383.3            -         -
Repayment of long-term debt                                               (2,851.9)           -         -
Premium paid to retire debt                                                  (34.4)           -         -
Contributions from (distributions to) Parent Company                       1,124.2       (279.8)    301.7
Capital infusion resulting from Hughes Transactions                        4,392.8            -         -
                                                                          --------     --------  --------
        Net Cash Provided by (Used in) Financing Activities                5,014.0       (279.8)    301.7
                                                                          --------     --------  --------

Net increase (decrease) in cash and cash equivalents                       2,777.1         (0.9)      1.8
Cash and cash equivalents at beginning of the year                             6.7          7.6       5.8
                                                                          --------     --------  --------
Cash and cash equivalents at end of the year                              $2,783.8         $6.7      $7.6
                                                                          ========     ========  ========

--------------
Certain 1996 and 1995 amounts have been reclassified to conform with the 1997 presentation.

Reference should be made to the Notes to Financial Statements.

                         HUGHES ELECTRONICS CORPORATION
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1:  BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

     On December 17, 1997, Hughes Electronics Corporation ("Hughes Electronics") and General Motors Corporation ("GM"), the parent of Hughes Electronics completed a series of transactions (the "Hughes Transactions") designed to address strategic challenges facing the three principal businesses of Hughes Electronics and unlock stockholder value in GM. The Hughes Transactions included the tax-free spin-off of the defense electronics business ("Hughes Defense") to holders of GM $1-2/3 par value and Class H common stocks, followed immediately by the merger of Hughes Defense with Raytheon Company ("Raytheon"). Concurrently, Delco Electronics Corporation ("Delco"), the automotive electronics business, was transferred to GM's Delphi Automotive Systems unit. Finally, GM Class H common stock was recapitalized into a GM tracking stock linked to the remaining telecommunications and space business. For the periods prior to the consummation of the Hughes Transactions on December 17, 1997, Hughes Electronics, consisting of its defense electronics, automotive electronics and telecommunications and space businesses, is hereinafter referred to as former Hughes.
     In connection with the recapitalization of Hughes Electronics on December 17, 1997, the telecommunications and space business of former Hughes, consisting principally of its direct-to-home broadcast, satellite services, satellite manufacturing and network systems businesses, was contributed to the recapitalized Hughes Electronics. Such telecommunications and space business, both before and after the recapitalization, is hereinafter referred to as Hughes. The accompanying financial statements and footnotes pertain only to Hughes and do not include balances of former Hughes related to Hughes Defense or Delco.
     Prior to the Hughes Transactions, the Hughes businesses were effectively operated as divisions of former Hughes. For the period prior to December 18, 1997, these financial statements include allocations of corporate expenses from former Hughes, including research and development, general management, human resources, financial, legal, tax, quality, communications, marketing, international, employee benefits and other miscellaneous services. These costs and expenses have been charged to Hughes based either on usage or using allocation methodologies primarily based upon total revenues, certain tangible assets and payroll expenses. Management believes the allocations were made on a reasonable basis; however, they may not necessarily reflect the financial position, results of operations or cash flows of Hughes on a stand-alone basis in the future. Also, prior to December 18, 1997, interest expense in the Statement of Income and Pro Forma Available Separate Consolidated Net Income included an allocated share of total former Hughes' interest expense.
     The Hughes Transactions had a significant impact on the Hughes balance sheet. Prior to the consummation of the Hughes Transactions, Hughes participated in the centralized cash management system of former Hughes, wherein cash receipts were transferred to and cash disbursements were funded by former Hughes on a daily basis. Accordingly, Hughes' balance sheet included only cash and cash equivalents held directly by the telecommunications and space business. In conjunction with the completion of the Hughes Transactions, certain assets and liabilities were contributed by former Hughes to Hughes.
The contributed assets and liabilities consisted principally of cash, pension assets and liabilities, liabilities for other postretirement benefits, deferred taxes, property and equipment, and other miscellaneous items. In addition, Hughes received $4.0 billion of cash proceeds from the borrowings incurred by Hughes Defense prior to its spin-off to GM. Since these asset and liability changes took place on December 17, 1997, they are not included in the December 31, 1996 balance sheet of Hughes.
     The accompanying financial statements include the applicable portion of intangible assets, including goodwill, and related amortization resulting from purchase accounting adjustments associated with GM's purchase of Hughes Aircraft Company in 1985.
     Hughes is a leading manufacturer of communications satellites and provider of satellite-based services. It owns and operates one of the world's largest private fleets of geostationary communications satellites and is the world's leading supplier of satellite-based private business networks. Hughes is also a leader in the direct broadcast satellite market with its programming distribution service known as DIRECTV(R), which was introduced in the U.S. in 1994 and was the first high-powered, all digital, Direct-To-Home ("DTH") television distribution service in North America. DIRECTV began service in Latin America in 1996 and Japan in 1997. Hughes also provides communications equipment and services in the mobile communications and packet switching markets. Its equipment and services are applied in, among other things, data, video and audio transmission, cable and network television distribution, private business networks, digital cellular communications and DTH satellite broadcast distribution of television programming.

                         HUGHES ELECTRONICS CORPORATION
                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Combination and Consolidation
     Prior to December 18, 1997, the financial statements present the financial position, results of operations and cash flows of the telecommunications and space business owned and operated by former Hughes on a combined basis. Subsequent to the Hughes Transactions, the accompanying financial statements are presented on a consolidated basis. The financial statements include the accounts of Hughes and its domestic and foreign subsidiaries that are more than 50% owned, with investments in associated companies, in which Hughes owns at least 20% of the voting securities, accounted for under the equity method of accounting.

Use of Estimates in the Preparation of the Financial Statements
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates.

Revenue Recognition
     Revenues are generated from sales of satellites and telecommunications equipment, DTH broadcast subscriptions, and the sale of transponder capacity and related services through outright sales, sales-type leases and operating lease contracts.
     Sales under long-term contracts are recognized primarily using the percentage-of-completion (cost-to-cost) method of accounting. Under this method, sales are recorded equivalent to costs incurred plus a portion of the profit expected to be realized, determined based on the ratio of costs incurred to estimated total costs at completion. Profits expected to be realized on long-term contracts are based on estimates of total sales value and costs at completion. These estimates are reviewed and revised periodically throughout the lives of the contracts, and adjustments to profits resulting from such revisions are recorded in the accounting period in which the revisions are made. Estimated losses on contracts are recorded in the period in which they are identified.
     Certain contracts contain cost or performance incentives which provide for increases in profits for surpassing stated objectives and decreases in profits for failure to achieve such objectives. Amounts associated with incentives are included in estimates of total sales values when there is sufficient information to relate actual performance to the objectives.
     Sales which are not pursuant to long-term contracts are generally recognized as products are shipped or services are rendered. DTH subscription revenues are recognized when programming is viewed by subscribers. Programming billed in advance of viewing is recorded as deferred revenues in the Balance Sheet.
     Satellite transponder lease contracts qualifying for capital lease treatment (typically based on the term of the lease) are accounted for as sales-type leases, with revenues recognized equal to the net present value of the future minimum lease payments. Upon entering into a lease, the cost basis of the transponder is removed and charged to cost of products sold. The portion of each periodic lease payment deemed to be attributable to interest income is recognized as income in each respective period. Contracts for sales of transponders typically include telemetry, tracking and control (TT&C) service agreements. Revenues related to TT&C service agreements are recognized as the services are performed.
     Transponder and other lease contracts that do not qualify as sales-type leases are accounted for as operating leases. Operating lease revenues are recognized on a straight-line basis over the respective lease terms. Differences between operating lease payments received and revenues recognized are deferred and included in accounts receivable.
     Hughes has entered into agreements for the sale and leaseback of certain of its satellite transponders. The leaseback transactions have been classified as operating leases and, therefore, the capitalized cost and associated depreciation related to satellite transponders sold are not included in the accompanying financial statements. Gains resulting from such transactions are deferred and amortized over the leaseback period. Leaseback expense is recorded using the straight-line method over the term of the lease, net of amortization of the deferred gains. Differences between operating leaseback payments made and expense recognized are deferred and included in accrued operating leaseback expense.

                         HUGHES ELECTRONICS CORPORATION
                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Cash Flows
     Cash equivalents consist of highly liquid investments purchased with original maturities of 90 days or less.
     Net cash from operating activities includes cash payments made by Hughes and by former Hughes on behalf of Hughes for interest of $156.8 million, $55.8 million and $75.7 million in 1997, 1996 and 1995, respectively. Cash payments made by Hughes and by former Hughes on behalf of Hughes for income taxes amounted to $24.0 million, $36.5 million and $160.5 million in 1997, 1996 and 1995, respectively.
     Certain non-cash transactions occurred in connection with the consummation of the Hughes Transactions on December 17, 1997, resulting in a contribution of a net liability of $133.8 million.
     In a separate non-cash transaction, PanAmSat converted its outstanding preferred stock, acquired as part of the PanAmSat merger (see Note 16), into debt amounting to $438.5 million.

Contracts in Process
     Contracts in process are stated at costs incurred plus estimated profit, less amounts billed to customers and advances and progress payments applied. Engineering, tooling, manufacturing, and applicable overhead costs, including administrative, research and development, and selling expenses, are charged to costs and expenses when incurred. Contracts in process include amounts relating to contracts with long production cycles, with $137.9 million of the 1997 amount expected to be billed after one year. Amounts billed under retainage provisions of contracts are not significant, and substantially all amounts are collectible within one year. Under certain contracts with the U.S. Government, progress payments are received based on costs incurred on the respective contracts. Title to the inventories related to such contracts (included in contracts in process) vests with the U.S. Government.

Inventories
     Inventories are stated at the lower of cost or market principally using the average cost method.

Major Classes of Inventories

(Dollars in Millions)                       1997            1996
                                          ------          ------
Productive material and supplies           $57.5           $82.6
Work in process                            328.5           250.5
Finished goods                             100.4            90.0
                                          ------          ------
    Total                                 $486.4          $423.1
                                          ======          ======

Deferred Subscriber Acquisition Costs
     During 1996, Hughes introduced certain rebate programs which reduced the net retail price of Digital Satellite System ("DSS(R)") equipment when consumers subscribed to and prepaid for DIRECTV programming services for a minimum of one year. The rebate costs have been recorded as deferred subscriber acquisition costs and are being amortized over the one-year subscription commitment period. Net deferred rebate costs totaled $26.4 million and $97.5 million at December 31, 1997 and 1996, respectively.

Property, Satellites and Depreciation
     Property and Satellites are carried at cost. Satellite costs include construction costs, launch costs, launch insurance and capitalized interest. Capitalized satellite costs represent the costs of successful satellite launches. Satellite costs related to unsuccessful launches, net of insurance proceeds, are recognized in the period of failure. Depreciation is computed generally using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the life of the asset or term of the lease.

Intangible Assets
     Intangible assets are amortized using the straight-line method over periods not exceeding 40 years.

                         HUGHES ELECTRONICS CORPORATION
                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Software Development Costs
     Other assets include certain software development costs capitalized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Capitalized software development costs at December 31, 1997 and 1996, net of accumulated amortization of $107.7 million and $86.1 million, respectively, totaled $99.0 million and $87.0 million. The software is amortized using the greater of the units of revenue method or the straight-line method over its useful life, not in excess of five years. Software program reviews are conducted to ensure that capitalized software development costs are properly treated and costs associated with programs that are not generating revenues are appropriately written-off.

Valuation of Long-Lived Assets
     Hughes periodically evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost of disposal.

Research and Development
     Expenditures for research and development are charged to costs and expenses as incurred and amounted to $120.4 million in 1997, $94.6 million in 1996 and $74.6 million in 1995.

Foreign Currency
     Substantially all of Hughes' foreign operations have determined the local currency to be their functional currency. Accordingly, these foreign entities translate assets and liabilities from their local currencies to U.S. dollars using year-end exchange rates while income and expense accounts are translated at the average rates in effect during the year. The resulting translation adjustment is accumulated as a separate component of owner's equity. Net foreign currency transaction gains and losses included in the operating results were not material for all years presented.

Financial Instruments and Investments
     Hughes maintains investments in equity securities of unaffiliated companies. Investments in equity securities are considered available-for-sale and carried at current fair value with unrealized gains or losses, net of tax, reported as a separate component of owner's equity. Fair value is determined by market quotes, when available, or by management estimate.
     Market values of financial instruments, other than debt and derivative instruments, are based upon management estimates. Market values of debt and derivative instruments are determined by quotes from financial institutions.
     The carrying value of cash and cash equivalents, accounts and notes receivable, investments and other assets, accounts payable, amounts included in accrued liabilities meeting the definition of a financial instrument and debt approximate fair value at December 31, 1997. The fair value of derivative financial instruments approximates their contract value at December 31, 1997.
     Hughes' derivative contracts primarily consist of foreign exchange-forward contracts. Hughes enters into these contracts to reduce its exposure to fluctuations in foreign exchange rates. Foreign exchange-forward contracts are accounted for as hedges to the extent they are designated as, and are effective as, hedges of firm foreign currency commitments. Gains and losses on foreign exchange-forward contracts designated as hedges of firm foreign currency commitments are recognized in income in the same period as gains and losses on the underlying transactions are recognized.

Stock Compensation
     Hughes issues stock options to employees with grant prices equal to the fair value of the underlying security at the date of grant. No compensation cost has been recognized for options in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. See Note 11 for information regarding the pro forma effect on earnings of recognizing compensation cost based on the estimated fair value of the stock options granted, as required by SFAS No. 123, Accounting for Stock-Based Compensation.

                         HUGHES ELECTRONICS CORPORATION
                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

MARKET CONCENTRATIONS AND CREDIT RISK
     Sales under U.S. Government contracts were 15.3%, 22.5% and 30.5% of total revenues in 1997, 1996 and 1995, respectively. Hughes provides services and extends credit to a large number of customers in the commercial satellite communications market and to a large number of residential consumers. Management monitors its exposure to credit losses and maintains allowances for anticipated losses.

NOTE 3:  PROPERTY AND SATELLITES, NET

                                          ESTIMATED
                                         USEFUL LIVES
(Dollars in Millions)                      (YEARS)             1997          1996
                                         ------------      --------      --------
Land and improvements                      10 - 20            $51.2         $47.5
Buildings and unamortized leasehold
 improvements                               3 - 45            305.8         272.4
Machinery and equipment                     3 - 30          1,015.4         854.5
Furniture, fixtures and office machines     3 - 10             83.2          67.3
Construction in progress                      -               169.9         106.2
                                                           --------      --------
Total                                                       1,625.5       1,347.9
Less accumulated depreciation                                 735.8         657.1
                                                           --------      --------
Property, net                                                $889.7        $690.8
                                                           ========      ========

Satellites                                  9 - 16         $3,051.9      $1,400.1
Less accumulated depreciation                 -               408.5         343.5
                                                           --------      --------
Satellites, net                                            $2,643.4      $1,056.6
                                                           ========      ========


     Hughes capitalized interest of $64.5 million, $12.9 million and $14.6 million for 1997, 1996 and 1995, respectively, as part of the cost of its satellites under construction.

NOTE 4:  LEASING ACTIVITIES

     Future minimum lease payments due from customers under noncancelable satellite transponder operating leases, exclusive of amounts due from subleases reported below, are $695.9 million in 1998, $666.1 million in 1999, $612.2 million in 2000, $571.6 million in 2001, $505.2 million in 2002 and $2,721.5 million thereafter.
     The components of the net investment in sales-type leases are as follows:


          (Dollars in Millions)                         1997         1996
                                                     -------      -------
          Total minimum lease payments                $662.5       $678.7
          Less unearned interest income               (297.1)      (337.5)
                                                     -------      -------
          Total net investment in sales-type leases    365.4        341.2
          Less current portion                         (27.8)       (20.6)
                                                     -------      -------
          Total                                       $337.6       $320.6
                                                     =======      =======


     Future minimum payments due from customers under sales-type leases and related service agreements as of December 31, 1997 are $78.1 million in 1998, $87.2 million in 1999, $85.8 million in 2000, $87.1 million in 2001, $87.6 million in 2002, and $305.5 million thereafter.
     In February 1996, Hughes entered into a sale and leaseback of certain satellite transponders on Galaxy III-R with General Motors Acceptance Corporation ("GMAC"), a subsidiary of GM. Proceeds from the sale were $252.0 million, and the sale resulted in a gain of $108.8 million, which was deferred and is being amortized over the seven-year leaseback period. In 1992 and 1991, Hughes entered into agreements for the sale and leaseback of certain transponders on SBS-6 and Galaxy VII, respectively, resulting in deferred gains of $180.0 million in 1992 and $96.1 million in 1991, which are being amortized over their respective leaseback periods. The transponder leaseback terms include early buyout options of $151.7 million in 1998 and $366.2 million in 1999. In January 1998, PanAmSat exercised an early buy-out option for $96.6 million related to transponders on SBS-6.

                         HUGHES ELECTRONICS CORPORATION
                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 4:  LEASING ACTIVITIES - CONCLUDED

     As of December 31, 1997, the future minimum leaseback amounts payable to lessors under the operating leasebacks and the future minimum sublease amounts due from subleases under noncancelable subleases are as follows:


                                                        MINIMUM            SUBLEASE
                                                        LEASEBACK           AMOUNTS
(Dollars in Millions)                                   PAYMENTS             DUE
                                                       ----------          --------
1998                                                       $102.5           $  76.6
1999                                                        133.3              74.9
2000                                                        164.6              69.7
2001                                                         90.9              67.0
2002                                                        138.3              56.5
Thereafter                                                  228.5             159.5
                                                          -------           -------
Total                                                      $858.1           $ 504.2
                                                          =======           =======


NOTE 5:  ACCRUED LIABILITIES


(Dollars in Millions)                                                1997              1996
                                                                   ------            ------
Payrolls and other compensation                                    $200.2            $115.5
Contract-related provisions                                          76.0             159.5
Reserve for consumer finance and rebate programs                     86.9             120.5
Other                                                               326.3              34.5
                                                                   ------            ------
  Total                                                            $689.4            $430.0
                                                                   ======            ======

NOTE 6:  LONG-TERM DEBT

(Dollars in Millions)                                                1997              1996
                                                                   ------            ------
Bridge loan                                                        $100.0                $-
Revolving credit facility                                           500.0                 -
Other                                                                37.6                 -
                                                                   ------            ------
Total long-term debt                                               $637.6                $-
                                                                   ======            ======


     At December 31, 1997, Hughes has $1 billion of unused credit available under two unsecured revolving credit loan agreements, consisting of a $750 million multi-year facility and a $250 million 364-day facility. The multi-year facility loan agreement provides for a commitment of $750.0 million through December 5, 2002, subject to a facility fee of 0.07% per annum. Borrowings bear interest at a rate which approximates the London Interbank Offered Rate plus 0.155%. The 364-day facility provides for a commitment of $250.0 million through December 3, 1998, subject to a facility fee of 0.05% per annum. Borrowings bear interest at a rate which approximates the London Interbank Offered Rate plus 0.175%. No amounts were outstanding under either agreement at December 31, 1997.
     At December 31, 1997, Hughes had long-term notes outstanding of $28.5 million which are included in other long-term debt. The notes bear interest at fixed rates as follows: $10.7 million at 9.61% and $17.8 million at 11.11%.
     In December 1997, Hughes' subsidiary, PanAmSat, entered into a bank borrowing agreement (the "Bank Agreement") that provided for bridge loans of up to $300.0 million and loans of up to $500.0 million under a five-year revolving credit facility. Borrowings bear interest at a rate which approximates the London Interbank Offered Rate plus 0.40%.
     In December 1997, using $100.0 million from the bridge loans, $500.0 million from the revolving credit facility and available cash (including cash from the liquidation of certain marketable securities), PanAmSat completed a debt tender offer and restructuring program (the "Program") for its outstanding 9.75% Senior Notes, 11.375% Senior Subordinated Discount Notes and 12.75% Senior Subordinated Notes (collectively, the "Senior Notes"). In connection with the Program, PanAmSat purchased approximately 99% of the principal amount of each class of the Senior Notes then outstanding. PanAmSat retired Senior Notes having a principal value of approximately $1.1 billion. The debt refinancing Program resulted in the recognition of an extraordinary charge of $20.6 million ($34.4 million before taxes) related principally to the excess of the price paid for the debt over its carrying value, net of deferred financing costs.

                         HUGHES ELECTRONICS CORPORATION
                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 6:  LONG-TERM DEBT - CONCLUDED

     In addition to its $600.0 million of bank borrowings, PanAmSat had $9.1 million of Senior Notes outstanding at December 31, 1997 which were not tendered as part of its debt refinancing Program. The outstanding balance of the Senior Notes is included in other long-term debt.
     In January 1998, PanAmSat borrowed an additional $125.0 million under the Bank Agreement, principally for the purpose of exercising an early buy-out option on a satellite sale-leaseback agreement. Also in January 1998, PanAmSat completed a private placement debt offering for five, seven, ten and thirty year notes aggregating $750.0 million (the "Notes Offering"), the proceeds of which were used to retire all of the outstanding borrowings under the Bank Agreement. As a result of the Notes Offering, the bridge loan under the Bank Agreement terminated, while the five year revolving credit facility remains in effect. As all of the bank borrowings were refinanced on a long-term basis shortly after year-end, these amounts have been classified as long-term as of December 31, 1997.
     The aggregate maturities of long-term debt for the five years subsequent to December 31, 1997 are $3.6 million in 2000 and $634.0 million in 2003 and beyond.

NOTE 7:  INCOME TAXES

     The provision for income taxes is based on reported income before income taxes. Deferred income tax assets and liabilities reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, as measured by applying currently enacted tax laws.
     Hughes and former Hughes, and their domestic subsidiaries join with General Motors in filing a consolidated U.S. Federal income tax return. The portion of the consolidated income tax liability recorded by Hughes is generally equivalent to the liability it would have incurred on a separate return basis.
     Prior to December 18, 1997, certain income tax assets and liabilities were maintained by former Hughes. Income tax expense was allocated to Hughes as if Hughes filed a separate income tax return. In connection with the Hughes Transactions, certain income tax assets and liabilities were contributed to and assumed by Hughes on December 17, 1997 and are included in the accompanying balance sheet.
     The income tax provision consists of the following:

(Dollars in Millions)                                      1997    1996     1995
                                                         ------  ------  -------
U.S. federal, state and foreign taxes currently payable   $24.0   $36.5   $160.5
U.S. federal, state and foreign deferred tax
  liabilities (assets), net                               212.7    68.3   (129.1)
                                                         ------  ------  -------
    Total income tax provision                           $236.7  $104.8    $31.4
                                                         ======  ======  =======

     Income from continuing operations before income taxes, minority interests and extraordinary item included the following components:

(Dollars in Millions)                                      1997    1996   1995
                                                         ------  ------  -----
U.S. income                                              $659.4  $218.4  $96.0
Foreign (loss) income                                     (41.2)    3.7    1.6
                                                         ------  ------  -----
  Total                                                  $618.2  $222.1  $97.6
                                                         ======  ======  =====

     The combined income tax provision was different than the amount computed using the U.S. statutory income tax rate for the reasons set forth in the following table:

     (Dollars in Millions)                             1997    1996    1995
                                                     ------  ------  ------
     Expected tax at U.S. statutory income tax rate  $216.4   $77.7   $34.2
     Investment and research tax credits              (39.3)      -    (5.0)
     Foreign sales corporation tax benefit            (25.5)  (24.0)  (19.7)
     U.S. state and local income taxes                 24.8     9.4     4.1
     Purchase accounting adjustments                    7.3     7.3     7.3
     Losses of equity method investees                 18.7    14.8     4.2
     Minority interests in losses of partnership       17.5    17.7     2.0
     Non-deductible goodwill amortization               9.7       -       -
     Other                                              7.1     1.9     4.3
                                                     ------  ------  ------
       Total income tax provision                    $236.7  $104.8   $31.4
                                                     ======  ======  ======

                         HUGHES ELECTRONICS CORPORATION
                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 7:  INCOME TAXES - CONCLUDED

     Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities at December 31, 1997 and 1996 were as follows:

                                                       1997                   1996
                                              ---------------------   ---------------------
                                              Deferred    Deferred    Deferred     Deferred
                                                Tax          Tax        Tax          Tax
(Dollars in Millions)                          Assets    Liabilities   Assets    Liabilities
                                              --------   -----------  --------  -----------
Profits on long-term contracts                  $156.0       $142.8    $124.8       $133.3
Sales and leasebacks                              85.8            -     111.0            -
Employee benefit programs                         64.3        114.0         -            -
Postretirement benefits other than pensions       72.9            -         -            -
Customer deposits and rebates                     61.9            -       2.6            -
State taxes                                       50.0            -      19.8            -
Gain on PanAmSat merger                              -        195.0         -            -
Satellite launch insurance costs                     -         43.7         -            -
Depreciation                                         -        438.6         -        255.2
Sale of equity interest in DIRECTV                   -         48.7         -         48.7
Other                                             63.9         35.4      35.8         23.9
                                                ------     --------    ------       ------
Subtotal                                         554.8      1,018.2     294.0        461.1
Valuation allowance                              (14.2)           -     (10.3)           -
                                                ------     --------    ------       ------
Total deferred taxes                            $540.6     $1,018.2    $283.7       $461.1
                                                ======     ========    ======       ======


     No provision has been made for U.S. federal income taxes related to the portion of undistributed earnings of foreign subsidiaries deemed permanently reinvested. At December 31, 1997 and 1996, undistributed earnings of foreign subsidiaries amounted to approximately $18.2 million and $5.3 million, respectively. Repatriation of all accumulated earnings would have resulted in tax liabilities of $5.4 million in 1997 and $0.5 million in 1996.
     At December 31, 1997, Hughes had $20.2 million of foreign operating loss carryforwards which expire in varying amounts between 1998 and 2002. The valuation allowance includes a provision of $12.3 million for foreign operating loss carryforwards.
     Hughes has an agreement with Raytheon which governs Hughes' rights and obligations with respect to federal and state income taxes for all periods prior to the merger of Hughes Defense with Raytheon. Hughes will be responsible for any taxes pertaining to those periods prior to the merger, including any additional taxes resulting from federal and state tax audits. Hughes will also be entitled to any tax refunds relating to those years.
     The federal income tax returns of former Hughes have been examined through 1990. All years prior to 1983 are closed. Issues relating to the years 1983 through 1990 are being contested through various stages of administrative appeal. The Internal Revenue Service is currently examining former Hughes' federal tax returns for years 1991 through 1994. Management believes that adequate provision has been made for any adjustment which might be assessed for open years. In addition, former Hughes has filed an affirmative claim for additional research and experimentation credits for 1986 through 1994.

NOTE 8:  RETIREMENT PROGRAMS

     Substantially all of Hughes' employees participate in Hughes' contributory and non-contributory defined benefit retirement plans. Benefits are based on years of service and compensation earned during a specified period of time before retirement. Additionally, an unfunded, nonqualified pension plan covers certain employees.
     Prior to December 18, 1997, the pension-related assets and liabilities were maintained by former Hughes for its non-automotive businesses and were not included in the Hughes balance sheet. A portion of former Hughes' net pension expense or income was allocated to Hughes and is included in the statement of income. In connection with the Hughes Transactions, the pension assets and liabilities related to Hughes employees were contributed to and assumed by Hughes. These assets and liabilities are included in the December 31, 1997 balance sheet. The net pension expense (credit) allocation was $12.3 million, $12.2 million and $(3.0) million for 1997, 1996 and 1995, respectively. The pension expense components including benefits earned during the year, interest accrued on benefits earned in prior years, actual return on assets and net amortization and deferral, were not determined separately for the Hughes participants.

                         HUGHES ELECTRONICS CORPORATION
                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 8:  RETIREMENT PROGRAMS - CONCLUDED

     Costs are actuarially determined using the projected unit credit method and are funded in accordance with U.S. Government cost accounting standards to the extent such costs are tax-deductible. SFAS No. 87, Employers' Accounting for Pensions, requires the recognition of an additional pension liability to increase the amounts recorded up to the unfunded accumulated benefit obligation. The adjustment required to recognize the minimum pension liability required by SFAS No. 87 is recorded as an intangible asset to the extent of unrecognized prior service cost and the remainder, net of applicable deferred income taxes, is recorded as a reduction of owner's equity. At December 31, 1997, the additional minimum pension liability recorded was $76.5 million, of which $34.8 million was recorded as a reduction of owner's equity.
     Plan assets are invested primarily in listed common stocks, cash and short-term investment funds, U.S. Government securities and other investments.
     The following table sets forth the funded status of the Hughes plans and the amounts included in the balance sheet at December 31, 1997:


                                                          Assets    Accumulated
                                                          Exceed     Benefits
                                                        Accumulated   Exceed
 (Dollars in Millions)                                   Benefits     Assets
                                                       -----------  -----------
 Actuarial present value of benefits based on service
     to date and present pay levels
       Vested                                             $1,162.8        $82.0
       Nonvested                                             105.2          1.8
                                                          --------       ------
 Accumulated benefit obligation                            1,268.0         83.8
 Additional amounts related to projected pay
     increases                                               194.9          9.7
 Total projected benefit obligation based on service
     to date                                               1,462.9         93.5
 Plan assets at fair value                                 1,906.1          0.0
                                                          --------       ------
 Plan assets in excess of (less than) projected
     benefit obligation                                      443.2        (93.5)
 Unamortized net amount resulting from changes
     in plan experience and actuarial assumptions           (200.1)        77.8
 Unamortized net asset at date of adoption                   (12.8)           -
 Unamortized net amount resulting from changes
     in plan provisions                                       (3.3)         8.4
 Adjustment for unfunded pension liabilities                     -        (76.5)
                                                          --------       ------
 Net prepaid pension cost (accrued liability)               $227.0       $(83.8)
                                                          ========       ======


     The weighted-average discount rate used in determining the actuarial present values of the projected benefit obligation shown in the table above was 7.25% at December 31, 1997. The rate of increase in future compensation levels was 5.0% and the expected long-term rate of return on assets used in determining pension cost was 9.5%.
     Hughes maintains 401(k) plans for qualified employees. A portion of employee contributions are matched by Hughes and amounted to $26.3 million, $16.7 million and $14.9 million in 1997, 1996 and 1995, respectively.

NOTE 9:  OTHER POSTRETIREMENT BENEFITS

     Hughes maintains a program for eligible retirees to participate in health care and life insurance benefits generally until they reach age 65. Qualified employees who elected to participate in the Hughes contributory defined benefit pension plans may become eligible for these benefits if they retire from Hughes between the ages of 55 and 65.
     Prior to December 18, 1997, the postretirement benefit plans were maintained by former Hughes for its non-automotive businesses and were not included in the Hughes balance sheet. A portion of former Hughes' postretirement benefit cost was allocated to Hughes and is included in the statement of income. In connection with the Hughes Transactions, the postretirement benefit obligation related to Hughes employees was assumed by Hughes on December 17, 1997 and is included in the December 31, 1997 balance sheet.
     The postretirement benefit cost allocated to Hughes was $11.2 million, $10.4 million and $8.7 million for 1997, 1996 and 1995, respectively. The postretirement benefit cost components, including benefits earned during the year, interest accrued on benefits earned in prior years and net amortization, were not determined separately for the Hughes employees.

                         HUGHES ELECTRONICS CORPORATION
                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 9:  OTHER POSTRETIREMENT BENEFITS - CONCLUDED

     The following table displays the components of Hughes' obligation recognized for postretirement benefit plans included in the Balance Sheet at December 31, 1997:


     (Dollars in Millions)
     Accumulated postretirement benefit obligation attributable to
         Current retirees                                            $54.2
         Fully eligible active plan participants                      18.0
         Other active plan participants                               63.4
                                                                    ------
     Accumulated postretirement benefit obligation                   135.6
     Unrecognized net amount resulting from changes in plan
         experience and actuarial assumptions                         31.0
                                                                    ------
     Net postretirement benefit obligation                           166.6
     Less current portion                                             11.8
                                                                    ------
     Net long-term postretirement benefit obligation                $154.8
                                                                    ======

     The assumed weighted-average discount rate used in determining the actuarial present value of the accumulated postretirement benefit obligation was 6.75% at December 31, 1997. The assumed weighted-average rate of increase in future compensation levels related to pay-related life insurance benefits was 5.0% at December 31, 1997.
     The assumed weighted-average health care cost trend rate was 10.5% in 1997, assumed to decrease linearly each successive year until it reaches 6.0% in 2006, after which it remains constant. A one percentage point increase in each year of this annual trend rate would increase the accumulated postretirement benefit obligation at December 31, 1997 by approximately $11 million, and increase the service and interest cost components of the 1997 postretirement benefit expense by approximately $1 million.
     Hughes has disclosed in the financial statements certain amounts associated with estimated future postretirement benefits other than pensions and characterized such amounts as "accumulated postretirement benefit obligations," "liabilities," or "obligations." Notwithstanding the recording of such amounts and the use of these terms, Hughes does not admit or otherwise acknowledge that such amounts or existing postretirement benefit plans of Hughes (other than pensions) represent legally enforceable liabilities of Hughes.

NOTE 10:  OWNER'S EQUITY

     The authorized capital stock of Hughes consists of 1,000 shares of $1.00 par value common stock. All of the outstanding capital stock of Hughes is held by GM. In connection with the Hughes Transactions, Hughes was recapitalized on December 17, 1997 at which time 1,000 shares of common stock were issued to GM. Prior to December 17, 1997, the equity of Hughes was comprised of former Hughes' (Parent Company's) net investment in its telecommunications and space business.
     During the fourth quarter of 1997, Hughes adopted SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. The changes in the components of other comprehensive income (loss), net of income taxes, are as follows at December 31:


                                  1997                      1996                     1995
                       ------------------------  ------------------------  -----------------------
                        Pre-tax   Tax     Net    Pre-tax    Tax     Net    Pre-tax   Tax     Net
(Dollars in Millions)   Amount  Expense  Amount   Amount  Expense  Amount   Amount  Credit  Amount
                       -------- -------  ------  -------  -------  ------  -------  ------  ------
Foreign currency
 translation
 adjustments              $1.0     $0.4    $0.6     $1.3     $0.5    $0.8   $(3.7)  $(1.5)  $(2.2)
                          ====     ====    ====     ====     ====    ====   ======  ======  ======

                         HUGHES ELECTRONICS CORPORATION
                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 11:  INCENTIVE PLAN

     Under the Hughes Electronics Corporation Incentive Plan (the Plan), as approved by the GM Board of Directors in 1997, shares, rights, or options to acquire up to 25.8 million shares of GM Class H common stock were available for grant through December 31, 1997.
     The GM Executive Compensation Committee may grant options and other rights to acquire shares of GM Class H common stock under the provisions of the Plan. The option price is equal to 100% of the fair market value of GM Class H common stock on the date the options are granted. These nonqualified options generally vest over two to four years, expire 10 years from date of grant and are subject to earlier termination under certain conditions.
     As part of the Hughes Transactions, the outstanding options of former Hughes employees who continued as Hughes employees were converted into options to purchase the recapitalized GM Class H common stock. Recognition of compensation expense was not required in connection with the conversion. The following table summarizes information about the Plan stock options outstanding at December 31, 1997:


                              Options Outstanding              Options Exercisable
                  -----------------------------------------  -----------------------
                                  Weighted-
                                  Average                                  Weighted-
                                 Remaining       Weighted-                  Average
    Range of        Number      Contractual      Average        Number     Exercise
Exercise Prices   Outstanding  Life (years)  Exercise Price  Exercisable     Price
----------------  -----------  ------------  --------------  -----------  ----------
 $9.00 to $15.99      787,450         4              $13.66      787,450      $13.66
 16.00 to  29.99    2,315,562         6               20.35    2,315,562       20.35
 30.00 to  40.00   10,858,603         9               32.06      500,051       35.41
                                                     ------    ---------      ------
 $9.00 to $40.00   13,961,615         8              $29.08    3,603,063      $20.98
                                                     ======    =========      ======

     At December 31, 1997, no shares were available for grant under the Plan. Effective May 6, 1997, PanAmSat, Hughes' 71.5% owned, publicly-traded subsidiary, adopted a stock option incentive plan with terms similar to the Plan. As of December 31, 1997, PanAmSat has issued 584,890 options to purchase its common stock with exercise prices ranging from $29.00 per share to $38.25 per share. The options vest ratably over three years and have a remaining life of approximately nine and one-half years. The PanAmSat options have been considered in the following pro forma analysis.
     The following table presents pro forma information as if Hughes recorded compensation cost using the fair value of issued options on their grant date:

  (Dollars in Millions)                                   1997    1996   1995
                                                        ------  ------  -----
  Reported net earnings used for pro forma computation
     of available separate consolidated net income      $470.7  $183.5  $27.2
  Assumed stock compensation cost, net of tax             43.5     8.8    2.6
                                                        ------  ------  -----
  Adjusted earnings used for pro forma computation
     of available separate consolidated net income      $427.2  $174.7  $24.6
                                                        ======  ======  =====
  Reported pro forma earnings per share                  $1.18   $0.46  $0.07
  Adjusted pro forma earnings per share                  $1.07   $0.44  $0.06
                                                        ======  ======  =====


     Estimated compensation cost was based upon an allocation from former Hughes which was calculated using the Black-Scholes valuation model for estimating the fair value of its options. The following table presents the estimated weighted-average fair value of options granted and the assumptions used for the 1997 calculation (stock volatility has been estimated based upon a study of a Hughes determined peer group and may not be indicative of actual volatility for future periods):



Estimated fair value per option granted                            $26.90
Average exercise price per option granted                          $31.71
Stock volatility                                                     32.5%
Risk-free interest rate                                              5.87%
Option life in years                                                    7


                         HUGHES ELECTRONICS CORPORATION
                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 12:  OTHER INCOME AND EXPENSES


(Dollars in Millions)                               1997    1996   1995
                                                  ------  ------  -----
Gain on PanAmSat merger                           $489.7  $    -  $   -
Gain on sale of DIRECTV interest to AT&T               -   120.3      -
Equity losses                                      (72.2)  (42.2)  (9.6)
Other                                              (26.8)   (9.0)  12.6
                                                  ------  ------  -----
Total Other, net                                  $390.7  $ 69.1  $ 3.0
                                                  ======  ======  =====


NOTE 13:  RELATED-PARTY TRANSACTIONS

     In the ordinary course of its operations, Hughes provides telecommunications services and sells electronic components to, and purchases sub-components from, related parties. In addition, prior to December 18, 1997, Hughes received allocations of corporate expenses and interest costs from former Hughes and GM.
     The following table summarizes the significant related party transactions of Hughes with former Hughes and GM entities:



(Dollars in Millions)                      1997        1996        1995
                                          -----       -----       -----
Revenues                                  $45.2       $50.8       $53.6
Costs and expenses
   Purchases                              275.4       241.5       144.0
   Allocation of corporate expenses        77.5        75.6        60.5
   Allocated interest                      55.6        53.2        74.7


NOTE 14: PRO FORMA EARNINGS PER SHARE ATTRIBUTABLE TO GM CLASS H COMMON STOCK AND AVAILABLE SEPARATE CONSOLIDATED NET INCOME

     Earnings per share attributable to GM Class H common stock is determined based on the relative amounts available for the payment of dividends to holders of GM Class H common stock. Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes).
     Amounts available for the payment of dividends on GM Class H common stock are based on the Available Separate Consolidated Net Income of Hughes. The Available Separate Consolidated Net Income of Hughes is determined quarterly and is equal to the separate consolidated net income of Hughes, excluding the effects of GM purchase accounting adjustments arising from GM's acquisition of Hughes Aircraft Company (Earnings Used for Computation of Available Separate Consolidated Net Income), multiplied by a fraction, the numerator of which is a number equal to the weighted-average number of shares of GM Class H common stock outstanding during the period and the denominator of which was 399.9 million during 1997, 1996 and 1995. The denominator used in determining the Available Separate Consolidated Net Income of Hughes may be adjusted from time-to-time as deemed appropriate by the GM Board of Directors to reflect subdivisions or combinations of the GM Class H common stock and to reflect certain transfers of capital to or from Hughes. The GM Board's discretion to make such adjustments is limited by criteria set forth in GM's restated Certificate of Incorporation.
     In the accompanying financial statements, Available Separate Consolidated Net Income and Earnings Attributable to General Motors Class H common stock are presented on a pro forma basis. Historically, such amounts were calculated based on the financial performance of former Hughes. Since these financial statements relate only to the telecommunications and space business of former Hughes prior to the consummation of the Hughes Transactions, they do not reflect the earnings attributable to the GM Class H common stock on a historical basis. The pro forma presentation is used, therefore, to present the financial results which would have been achieved relative to the GM Class H common stock had they been calculated based on the performance of the telecommunication and space business of former Hughes for all periods presented.
     Pro forma earnings per share represent basic earnings per share. There is no dilutive effect resulting from the assumed exercise of stock options, since the exercise of stock options would not effect the GM Class H dividend base (denominator) used in calculating earnings per share. As Hughes has no other common stock equivalents that may impact the calculation, diluted earnings per share are not presented.

                         HUGHES ELECTRONICS CORPORATION
                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 14: PRO FORMA EARNINGS PER SHARE ATTRIBUTABLE TO GM CLASS H COMMON STOCK AND AVAILABLE SEPARATE CONSOLIDATED NET INCOME - CONCLUDED

     Dividends may be paid on the GM Class H common stock only when, as, and if declared by GM's Board of Directors in its sole discretion. Dividends may be paid on GM Class H common stock to the extent of the amount initially determined to be available for the payment of dividends on Class H common stock, plus the portion of earnings of GM after the closing of the Hughes Transactions attributed to GM Class H common stock. The GM Board determined that the amount initially available for the payment of dividends on shares of the recapitalized GM Class H common stock was the cumulative amount available for the payment of dividends on GM Class H common stock immediately prior to the closing of the Hughes Transactions, reduced by a pro rata portion of the net reduction in GM's total stockholders' equity resulting from the Hughes Transactions. As of December 31, 1997, the amount available for the payment of dividends on GM Class H common stock was $3.7 billion. The GM Board does not currently anticipate paying any cash dividends initially on the recapitalized GM Class H common stock.

NOTE 15:  SPECIAL PROVISION FOR RESTRUCTURING

In 1992, Hughes recorded a special restructuring charge of $155.6 million primarily attributable to redundant facilities and related employment costs. The special charge comprehended a reduction of Hughes' employment, a major facilities consolidation and a reevaluation of certain business lines that no longer met Hughes' strategic objectives. Restructuring costs of $8.8 million, $19.4 million and $44.7 million were charged against the reserve during 1997, 1996 and 1995, respectively. The remaining liability of $15.1 million relates primarily to reserves for excess facilities. It is expected that these costs will be expended predominantly over the next several years.

NOTE 16:  ACQUISITIONS

     In May 1997, Hughes and PanAmSat Corporation, a leading provider of international satellite services, merged their respective satellite service operations into a new publicly-held company, which retained the name PanAmSat. Hughes contributed its Galaxy(R) satellite services business in exchange for a 71.5% interest in the new company. PanAmSat stockholders received a 28.5% interest in the new company and $1.5 billion in cash. Such cash consideration and other funds required to consummate the merger were funded by new debt financing totaling $1,725.0 million provided by Hughes, which borrowed such funds from GM.
     For accounting purposes, the merger was treated by Hughes as an acquisition of 71.5% of PanAmSat and was accounted for using the purchase method. Accordingly, the purchase price was allocated to the net assets acquired, including intangible assets, based on estimated fair values at the date of acquisition. The purchase price exceeded the fair value of net assets acquired by $2.4 billion. In addition, the merger was treated as a partial sale of the Galaxy business by Hughes and resulted in a one-time pre-tax gain of $489.7 million ($318.3 million after-tax).
     As the Hughes 1997 financial statements include only PanAmSat's results of operations since the date of acquisition, the following selected unaudited pro forma information is being provided to present a summary of the combined results of Hughes and PanAmSat as if the acquisition had occurred as of the beginning of the respective periods, giving effect to purchase accounting adjustments. The pro forma data is presented for informational purposes only and may not necessarily reflect the results of operations of Hughes had PanAmSat operated as part of Hughes for the years ended December 31, 1997 and 1996, nor are they necessarily indicative of the results of future operations. The pro forma information excludes the effect of non-recurring charges.



(Dollars in Millions except per share amounts)               1997      1996
                                                         --------  --------
Total revenues                                           $5,247.9  $4,189.8
Income before extraordinary item                            164.1      42.1
Net income                                                  143.5      42.1
Pro forma available separate consolidated net income         41.8      15.5
Pro forma earnings per share attributable to GM Class H
  common stock                                              $0.41     $0.16


     In December 1997, Hughes repurchased from AT&T, a 2.5% equity interest in DIRECTV, ending AT&T's marketing agreement to distribute the DIRECTV direct broadcast satellite television service and DSS(R) equipment. The $161.8 million repurchase resulted in goodwill of approximately $156.1 million.

                       HUGHES ELECTRONICS CORPORATION
                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 17:  DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     In the normal course of business, Hughes enters into transactions that expose it to risks associated with foreign exchange rates. Hughes utilizes derivative instruments in an effort to mitigate these risks. Hughes' policy is not to speculate in derivative instruments to profit on foreign currency exchange fluctuations, nor to enter trades for which there are no underlying exposures. Instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the contract. Accordingly, changes in market values of hedge instruments are highly correlated with changes in market values of the underlying transactions, both at the inception of the hedge and over the life of the hedge contract.
     Hughes primarily uses foreign exchange-forward contracts to hedge firm commitments denominated in foreign currencies. Foreign exchange-forward contracts are legal agreements between two parties to purchase and sell a foreign currency, for a price specified at the contract date, with delivery and settlement in the future. The total notional amounts of contracts afforded hedge accounting treatment at December 31, 1997 and 1996 were not significant.
     Hughes is exposed to credit risk in the event of non-performance of the counterparties to its foreign exchange-forward contracts, which Hughes believes is remote. Nevertheless, credit risk is managed through the periodic monitoring and approval of financially sound counterparties.
     In connection with PanAmSat's debt refinancing activities as discussed in
Note 6, PanAmSat entered into certain U.S. Treasury rate lock contracts to reduce its exposure to fluctuations in interest rates. The aggregate notional value of these contracts was $375.0 million and these contracts were accounted for as hedges because they were applied to a specific refinancing plan that was consummated shortly after December 31, 1997. The fair value of these financial instruments at December 31, 1997 approximated their contract value. The cost to settle these instruments in 1998 will be amortized to expense over the term of the newly placed debt securities.

NOTE 18:  DISCONTINUED OPERATIONS

     On December 15, 1997, Hughes sold substantially all of the assets and liabilities of the Hughes Avicom International, Inc. ("Hughes Avicom") business to Rockwell Collins, Inc. for cash. Hughes Avicom is a supplier of products and services to the commercial airline market. Hughes recorded an after-tax gain of $62.8 million on the sale. The net operating results of Hughes Avicom have been reported, net of applicable income taxes, as "Income
(loss) from discontinued operations"; the net assets as "Net assets of discontinued operations"; and the net cash flows as "Net cash used by discontinued operations".
     Summarized financial information for Hughes Avicom follows:


 (Dollars in Millions)                        1997*         1996       1995
                                              -----         ----       ----
 Revenues                                    $102.5        $89.9       $49.6
 Net income (loss)                              1.2         (7.4)      (64.6)

*Includes the results of Hughes Avicom through December 15, 1997.

                                                             DECEMBER 31,
(Dollars in Millions)                                           1996
                                                             ------------
Current assets                                                 $  73.6
Property, net                                                     10.3
Other assets                                                      13.9
Current liabilities                                              (62.1)
Other liabilities                                                 (0.7)
                                                               -------
      Net assets of discontinued operations                    $  35.0
                                                               =======

                         HUGHES ELECTRONICS CORPORATION
                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 19:  SEGMENT REPORTING

     Hughes adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, during the fourth quarter of 1997. SFAS No. 131 establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and assessing performance. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different products and serves different markets.
     Hughes' reportable segments include Direct-To-Home Broadcast, Satellite Services, Satellite Manufacturing and Network Systems. Direct-To-Home Broadcast is engaged in acquiring, promoting, selling and/or distributing digital programming via satellite, primarily to residential customers. Satellite Services is engaged in the selling, leasing and operating of satellite transponders and provides services for cable television systems, news companies and private business networks. Satellite Manufacturing designs, manufactures and markets satellites and satellite components. Network Systems products include satellite-based business networks, cellular-based fixed wireless telephone systems and mobile cellular digital packet data systems. Other includes the corporate office and other entities.
     The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. Hughes generally evaluates performance based on segment operating profit and accounts for intersegment revenues and transfers as if the revenues or transfers were to third parties, at current market prices.


                           Direct-To-
                             Home           Satellite        Satellite      Network
(Dollars in Millions)      Broadcast        Services       Manufacturing    Systems         Other    Eliminations          Total
                          ----------       ---------       -------------    --------       -------    ------------       --------
1997
External Revenues           $1,276.9          $537.3         $2,290.0         $998.3         $25.8        $     -        $5,128.3
Intersegment Revenues              -            92.6            201.9           13.0           2.7          (310.2)             -
                            --------         -------         --------       --------       -------        --------       --------
Total Revenues              $1,276.9          $629.9         $2,491.9       $1,011.3         $28.5         $(310.2)      $5,128.3
                            ========         =======         ========       ========       =======        ========       ========
Operating Profit(1)          $(254.6)         $292.9           $226.3          $74.1        $(47.9)          $(5.4)        $285.4
Depreciation and
  Amortization (1)              86.1           145.2             39.4           32.0          14.7               -          317.4
Intangibles, net                   -         2,498.5                -              -         456.3               -        2,954.8
Segment Assets (2)           1,441.5         5,682.4          1,312.6        1,215.6       3,298.1          (186.4)      12,763.8
Capital Expenditures (3)       105.6           625.7            113.9           43.1           0.4           (62.1)         826.6
                            --------         -------         --------       --------       -------        --------       --------
1996
External Revenues             $621.0          $381.7         $1,950.4       $1,049.6          $6.0               -       $4,008.7
Intersegment Revenues              -           101.1            106.0           20.4           1.7         $(229.2)             -
                            --------         -------         --------       --------       -------        --------       --------
Total Revenues                $621.0          $482.8         $2,056.4       $1,070.0          $7.7         $(229.2)      $4,008.7
                            ========         =======         ========       ========       =======        ========       ========
Operating Profit(1)          $(319.8)         $239.1           $183.3         $107.7        $(13.5)          $(7.7)        $189.1
Depreciation and
  Amortization (1)              67.3            58.5             34.4           28.3          27.1               -          215.6
Intangibles, net                                72.9                                         395.1                          468.0
Segment Assets (2)           1,067.2         1,275.5            757.8          964.0         457.1          (105.2)       4,416.4
Capital Expenditures (3)        63.5           308.7             87.8           45.3             -           (55.9)         449.4
                            --------         -------         --------       --------       -------        --------       --------
1995
External Revenues             $241.8          $341.3         $1,598.8         $919.0         $51.9               -       $3,152.8
Intersegment Revenues              -            44.8            132.7            0.3           2.4          (180.2)              -
                            --------         -------         --------       --------       -------        --------       --------
Total Revenues                $241.8          $386.1         $1,731.5         $919.3         $54.3         $(180.2)       $3,152.8
                            ========         =======         ========       ========       =======        ========       ========
Operating Profit(1)          $(160.8)         $163.3           $151.5          $69.0        $(28.1)         $(44.4)         $150.5
Depreciation and
  Amortization (1)              48.6            76.5             33.6           25.2          17.0                          200.9
Intangibles, net                                76.2                                         412.8                          489.0
Segment Assets (2)             855.9         1,138.0            603.9          801.1         574.5           (20.8)        3,952.6
Capital Expenditures (3)       107.5           280.5             53.2           50.5             -           (49.4)          442.3
                            --------         -------         --------       --------       -------        --------       --------

--------------
See Notes on next page.
                                     IV-36

                         HUGHES ELECTRONICS CORPORATION
                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 19:  SEGMENT REPORTING - CONCLUDED

Certain amounts have been reclassified to conform with the 1997 presentation.
(1) Includes amortization arising from purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company amounting to $3.3 million in each of the years for the Satellite Services segment and $17.7 million in each of the years in Other.
(2) Assets of the Satellite Services segment and Other include the unamortized purchase accounting adjustments associated with the purchase of Hughes Aircraft Company. Satellite Services includes unamortized purchase accounting adjustments of $69.6 million in 1997, $72.9 million in 1996 and $76.2 million in 1995. Other includes unamortized purchase accounting adjustments of $378.0 million in 1997, $395.7 million in 1996 and $413.4 million in 1995.
(3)  Includes expenditures related to satellites in segments as follows:
       $53.1 million in 1995 for Direct-To-Home Broadcast segment and $606.1 million, $259.2 million and $234.9 million in 1997, 1996 and 1995, respectively, for Satellite Services segment.

     A reconciliation of operating profit shown above to Income from continuing operations before income taxes, minority interests and extraordinary item shown in the Statement of Income and Pro Forma Available Separate Consolidated Net Income follows:


 (Dollars in Millions)                                     1997    1996    1995
                                                         ------  ------  ------
 Operating profit                                        $285.4  $189.1  $150.5
 Interest income                                           33.1     6.8     5.2
 Interest expense                                        (91.0)  (42.9)  (61.1)
 Other, net                                               390.7    69.1     3.0
                                                         ------  ------  ------
 Income from continuing operations before income taxes,
     minority interests and extraordinary item           $618.2  $222.1   $97.6
                                                         ======  ======  ======

     The following table presents revenues earned from customers located in different geographic areas. Property and satellites are grouped by their physical location. All satellites are reported as United States assets.


                              1997                  1996                  1995
                      --------------------  --------------------  --------------------
                                    Net                  Net                   Net
                                  Property             Property              Property
                       Total        and       Total      and       Total       and
                      Revenues  Satellites  Revenues  Satellites  Revenues  Satellites
                      --------  ----------  --------  ----------  --------  ----------
North America
   United States      $2,851.1    $3,533.1  $2,613.1    $1,747.4  $2,212.9    $1,647.4
   Canada and Mexico     101.3           -      27.4           -      18.8           -
                      --------  ----------  --------  ----------  --------  ----------
Total North America    2,952.4     3,533.1   2,640.5     1,747.4   2,231.7     1,647.4

     Europe            1,002.3           -     626.2           -     298.4           -
Latin America            221.6           -      71.7           -      34.2           -
Asia                     826.7           -     640.2           -     558.9           -
Middle East               77.7           -       1.2           -      15.5           -
Other                     47.6           -      28.9           -      14.1           -
                      --------  ----------  --------  ----------  --------  ----------
   Total              $5,128.3    $3,533.1  $4,008.7    $1,747.4  $3,152.8    $1,647.4
                      ========  ==========  ========  ==========  ========  ==========

NOTE 20:  COMMITMENTS AND CONTINGENCIES

     As a result of the Hughes Transactions, Hughes is subject to certain potential adjustments which could require amounts to be paid to or received from GM or Raytheon.
     In connection with the transfer of Delco to Delphi, a projected balance sheet for Delco as of December 31, 1997 was prepared. Within approximately four months following the closing of the Hughes Transactions, GM will prepare a balance sheet for Delco as of December 17, 1997, on a basis consistent with the December 31, 1997 projected balance sheet. To the extent that this closing balance sheet reflects a "net investment amount" of Delco different from the "net investment amount" presented on the projected balance sheet by an amount exceeding $50 million, a payment will be made from Hughes to GM or from GM to Hughes as appropriate to compensate for such difference in excess of $50 million.

                         HUGHES ELECTRONICS CORPORATION
                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 20:  COMMITMENTS AND CONTINGENCIES - CONTINUED

     Similarly, within approximately four months after completion of the Hughes Transactions, Hughes will prepare and deliver to Raytheon a final audited balance sheet for the defense business of former Hughes as of December 17, 1997. To the extent that this final balance sheet reflects an adjusted net worth that deviates more than $50 million from a target amount, a payment will be made from Hughes to Raytheon or from Raytheon to Hughes as appropriate to compensate for such difference in excess of $50 million.
     Any amounts resulting from these adjustments will be treated as equity transactions at the time the amounts are determined.
     Hughes has entered into agreements to procure commercial satellite launches, a significant number of which are expected to be used in connection with satellites ordered by outside customers. The agreements provide for launches beginning in 1998 and also contain options for additional launch vehicles. The total amount of the commitments, which is dependent upon the number of options exercised, market conditions and other factors, could exceed $2.0 billion.
     Hughes has an agreement with a finance company under which the finance company agreed to provide an open-end revolving credit program for consumer purchases of DSS equipment, installations and ancillary items at selected retail establishments. Funding under this program was discontinued effective September 10, 1996. The aggregate outstanding balance under this agreement at December 31, 1997 was approximately $190.0 million. Hughes has certain rights regarding the administration of the program and the losses from qualifying accounts under this program accrue to Hughes, subject to certain indemnity obligations of the finance company. Hughes has established allowances to provide for expected losses under the program. The allowances are subject to periodic review as management collects additional information about the performance of the consumer loan portfolios.
     In December 1994, former Hughes entered into an agreement with Computer Sciences Corporation (CSC) whereby CSC provides a significant amount of data processing services required by the non-automotive businesses of former Hughes. Baseline service payments to CSC are expected to aggregate approximately $1.5 billion over the term of the eight-year agreement for former Hughes. Based on historical usage, approximately 17% of the costs incurred under the agreement are attributable to Hughes. The contract is cancelable by Hughes with early termination penalties.
     At December 31, 1997, minimum future commitments under noncancelable operating leases having lease terms in excess of one year, exclusive of satellite transponders leaseback payments disclosed in Note 4, are primarily for real property and aggregated $318.8 million, payable as follows: $50.4 million in 1998, $46.5 million in 1999, $43.6 million in 2000, $43.0 million in 2001, $41.4 million in 2002 and $93.9 million thereafter. Certain of these leases contain escalation clauses and renewal or purchase options. Rental expenses under operating leases were $72.2 million in 1997, $52.7 million in 1996 and $54.7 million in 1995.
     In conjunction with its performance on long-term contracts Hughes is contingently liable under standby letters of credit and bonds in the amount of $296.0 million and $152.5 million at December 31, 1997 and 1996, respectively. In Hughes' past experience, no material claims have been made against these financial instruments. In addition, Hughes has guaranteed up to $150.0 million of certain American Mobile Satellite Corporation ("AMSC") bank debt due June 2001. Hughes owns approximately 27.0% of the common stock of AMSC. Hughes has additional guarantees of up to $377.5 million, relating principally to a Surfin Ltd. revolving credit facility which expires July 1999. Hughes owns approximately 39% of Surfin Ltd, a company which finances the sale of subscriber equipment in Latin America.
     Hughes has commitments related to its programming agreements which are variable based upon the number of underlying subscribers and market penetration rates. Minimum payments over the terms of applicable contracts are anticipated to be approximately $300 million to $400 million.
     Hughes is subject to potential liability under government regulations and various claims and legal actions which are pending or may be asserted against it. The aggregate ultimate liability of Hughes under these claims and actions, was not determinable at December 31, 1997. In the opinion of Hughes management, such liability is not expected to have a material adverse effect on Hughes' operations or financial position.

                         HUGHES ELECTRONICS CORPORATION
                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 20:  COMMITMENTS AND CONTINGENCIES - CONCLUDED

     Hughes has maintained a suit against the U.S. government since September 1973 regarding the Government's infringement and use of a Hughes patent (the "Williams Patent") covering "Velocity Control and Orientation of a Spin Stabilized Body," principally satellites. On June 17, 1994, the U.S. Court of Claims awarded Hughes damages of $114.0 million. Because Hughes believed that the record supported a higher royalty rate, it appealed that decision. The U.S. government, contending that the award was too high, also appealed. On June 19, 1996, the Court of Appeals for the Federal Circuit ("CAFC") affirmed the decision of the Court of Claims which awarded Hughes $114.0 million in damages, together with interest. The U.S. government petitioned the CAFC for a rehearing. That petition was denied in October 1996. The U.S. government then filed a petition with the U.S. Supreme Court seeking certiorari. On April 21, 1997, the U.S. Supreme Court, citing a recent decision it had rendered in Warner-Jenkinson v. Hilton Davis, remanded the Hughes' suit over the Williams Patent back to the CAFC in order to have the CAFC determine whether the ruling in the Williams Patent matter was consistent with the U.S. Supreme Court's decision in the Warner-Jenkinson case. The previous liability decision of the Court of Claims in the Williams Patent matter, and its $114.0 million damage award to Hughes currently remain in effect pending reconsideration of the case by the CAFC. Hughes is unable to estimate the duration of this reconsideration process. While no amount has been recorded in the financial statements of Hughes to reflect the $114.0 million award or the interest accumulating thereon, a resolution of this matter could result in a gain that would be material to the results of operations.



                                 *     *     *

                         HUGHES ELECTRONICS CORPORATION
                            SUPPLEMENTAL INFORMATION

Selected Quarterly Data (Unaudited)
                                                        1st        2nd        3rd       4th
---------------------------------------------------------------------------------------------
                                                                (Dollars in Millions
                                                              Except Per Share Amounts)
1997 Quarters
-------------
Revenues                                              $1,024.0   $1,151.4   $1,258.3  $1,694.6
                                                      --------   --------   --------  --------
Income from continuing operations before
  income taxes, minority interests and
  extraordinary item                                      $5.6     $518.6      $87.1      $6.9
Income taxes                                               2.2      207.5       34.8     (7.8)
Minority interests                                        14.2        7.7      (5.1)       8.0
Income (loss) from discontinued operations                 1.0        0.3      (0.1)      62.8
Extraordinary item                                           -          -          -    (20.6)
Net income                                                18.6      319.1       47.1      64.9
                                                      --------   --------   --------  --------
Earnings used for pro forma
  computation of available separate
  consolidated net income                                $23.9     $324.4      $52.4     $70.0
                                                      ========   ========   ========  ========
Pro forma average number of shares of
  General Motors Class H common stock
  outstanding (in millions)                              100.4      101.0      102.0     102.5
Class H dividend base (in millions)                      399.9      399.9      399.9     399.9
Pro forma available separate consolidated
  net income                                              $6.0      $82.0      $13.4     $18.0
Pro forma earnings attributable to General Motors
  Class H common stock on a per share basis:
  Pro forma income from continuing operations
     before extraordinary item                           $0.06      $0.81      $0.13     $0.07
  Discontinued operations                                    -          -          -      0.16
  Extraordinary item                                         -          -          -    (0.05)
  Pro forma earnings attributable to General Motors
     Class H common stock                                $0.06      $0.81      $0.13     $0.18
                                                      --------   --------   --------  --------
1996 Quarters
-------------
Revenues                                                $826.6     $960.4   $1,000.5  $1,221.2
                                                      --------   --------   --------  --------
Income from continuing operations before
  income taxes and minority interests                   $132.4      $74.9    $(13.5)     $28.3
Income taxes                                              53.0       36.4      (7.4)      22.8
Minority interests                                         3.5       11.9       14.0      23.2
Income (loss) from discontinued operations               (6.5)        0.3      (0.5)     (0.7)
                                                      --------   --------   --------  --------
Net income                                                76.4       50.7        7.4      28.0
Earnings used for pro forma
  computation of available separate
  consolidated net income                                $81.7      $56.0      $12.7     $33.1
                                                      ========   ========   ========  ========
Pro forma average number of shares of
  General Motors Class H common stock
  outstanding (in millions)                               97.4       98.2       98.8      99.3
Class H dividend base (in millions)                      399.9      399.9      399.9     399.9
Pro forma available separate consolidated
  net income                                             $19.9      $13.8       $3.3      $8.2
Pro forma earnings attributable to General Motors
  Class H common stock on a per share basis:
  Pro forma income from continuing operations            $0.23      $0.14      $0.03     $0.08
  Discontinued operations                               (0.02)          -          -         -
  Pro forma earnings attributable to General Motors   --------   --------   --------  --------
     Class H common stock                                $0.21      $0.14      $0.03     $0.08
                                                      ========   ========   ========  ========

     The stock price range for GM Class H common stock, for the period December 18, 1997 through December 31, 1997, was a high of $40.00 and a low of $35.75. The GM Class H common stock was recapitalized as part of the Hughes Transactions on December 17, 1997.

                         HUGHES ELECTRONICS CORPORATION
                      SUPPLEMENTAL INFORMATION - CONCLUDED

Selected Financial Data
(Unaudited)                                    1997           1996         1995           1994          1993
                                             ---------      --------     --------       -------       --------
                                                     (Dollars in Millions Except Per Share Amounts)

Revenues                                      $5,128.3      $4,008.7      $3,152.8      $2,697.0      $2,195.0
Earnings used for pro forma
  computation of available
  separate consolidated
  net income                                    $470.7        $183.5         $27.2         $62.2        $173.9
Average number of shares
  of General Motors
  Class H common stock
  outstanding (in millions)                      101.5          98.4          95.5          92.1          88.6
Class H dividend base
  (in millions)                                  399.9         399.9         399.9         399.9         399.9
Pro forma available
   separate consolidated net income             $119.4         $45.2          $6.5         $14.3         $38.5
Pro forma earnings attributable
to General Motors Class H common
  stock on a per share basis                     $1.18         $0.46         $0.07         $0.16         $0.43
Capital expenditures(1)                         $826.6        $449.4        $442.3        $399.0        $274.2
Cash and cash equivalents                     $2,783.8          $6.7          $7.6          $5.8         $10.2
Working capital                               $3,323.3        $277.5        $311.9        $273.5        $336.4
Total assets                                 $12,763.8      $4,416.4      $3,952.6      $3,609.3      $3,195.5
Long-term debt                                  $637.6            $-            $-            $-          $1.3
Minority interests                              $607.8         $21.6         $40.2            $-            $-
Return on equity (2)                               7.5%          6.7%          2.9%          4.6%          8.9%
Income before interest expense and
  income taxes as a percent of
  capitalization (3)                              12.8%         12.5%          6.6%          9.6%         17.1%
Pre-tax return on total assets (4)                 7.5%          6.6%          2.7%          4.5%          8.5%
                                             ---------      --------      --------      --------      --------

(1) Includes expenditures related to telecommunications and other equipment amounting to $575.3 million, $187.9 million, $274.6 million, $255.8 million and $131.1 million in 1997, 1996, 1995, 1994 and 1993, respectively.
(2) Income from continuing operations before cumulative effect of accounting change and extraordinary item divided by average owner's equity
     (General Motors' equity in its wholly-owned subsidiary, Hughes). Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM which includes 100% of the stock of Hughes.
(3) Income from continuing operations before interest expense, income taxes, cumulative effect of accounting change and extraordinary item divided by average owner's equity plus average debt.
(4) Income from continuing operations before income taxes, cumulative effect of accounting change and extraordinary item divided by average total assets.

                         HUGHES ELECTRONICS CORPORATION
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

     The following discussion excludes purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company (see Supplemental Data beginning on page IV-48).
     Statements made concerning expected financial performance, ongoing financial performance strategies, and possible future action which Hughes (as defined below) intends to pursue to achieve strategic objectives for each of its four principal business segments constitute forward-looking information. The implementation of these strategies and of such future actions and the achievement of such financial performance are each subject to numerous conditions, uncertainties and risk factors, and, accordingly, no assurance can be given that Hughes will be able to successfully accomplish its strategic objectives or achieve such financial performance. The principal important risk factors which could cause actual performance and future actions to differ materially from the forward-looking statements made herein include economic conditions, product demand and market acceptance, government action, competition, ability to achieve cost reductions, technological risk, interruptions to production attributable to causes outside of Hughes' control, the success of satellite launches, in-orbit performance of satellites and Hughes' ability to access capital to maintain its financial flexibility.

GENERAL
     On December 17, 1997, Hughes Electronics Corporation ("Hughes Electronics") and General Motors Corporation ("GM"), the parent of Hughes Electronics, completed a series of transactions (the "Hughes Transactions") designed to address strategic challenges facing the three principal businesses of Hughes Electronics and unlock stockholder value in GM. The Hughes Transactions included the tax-free spin-off of the defense electronics business ("Hughes Defense") to holders of GM $1-2/3 par value and Class H common stocks, followed immediately by the merger of Hughes Defense with Raytheon Company. Concurrently, Delco Electronics Corporation ("Delco"), the automotive electronics business, was transferred to GM's Delphi Automotive Systems unit. Finally, GM Class H common stock was recapitalized into a GM tracking stock linked to the remaining telecommunications and space business. For the periods prior to the consummation of the Hughes Transactions on December 17, 1997, Hughes Electronics, consisting of its defense electronics, automotive electronics, and telecommunications and space businesses, is hereinafter referred to as former Hughes.
     In connection with the recapitalization of Hughes Electronics on December 17, 1997, the telecommunications and space business of former Hughes, consisting principally of its direct-to-home broadcast, satellite services, satellite manufacturing and network systems businesses, was contributed to the recapitalized Hughes Electronics. Such telecommunications and space business, both before and after the recapitalization, is hereinafter referred to as Hughes. The following discussion and accompanying financial statements pertain only to Hughes and do not pertain to balances of former Hughes related to Hughes Defense or Delco. For additional information on the basis of presentation, see Note 1 to the financial statements.
     As a result of the May 1997 PanAmSat merger (see further discussion in Note 16 to the financial statements), Hughes' 1997 financial information includes PanAmSat's results of operations from the date of merger.

RESULTS OF OPERATIONS

1997 compared to 1996

     Revenues. Hughes reported that 1997 revenues increased 27.9% to $5,128.3 million compared with $4,008.7 million in 1996. The increase reflects strong subscriber growth in the Direct-To-Home Broadcast segment, increased revenues in the Satellite Services segment resulting primarily from the PanAmSat merger and increased sales on commercial satellite programs in the Satellite Manufacturing segment.
     Direct-To-Home Broadcast segment revenues more than doubled to $1,276.9 million from $621.0 million in 1996. The increase resulted from strong subscriber growth and continued low subscriber churn rates. Domestic
DIRECTV(R) fueled this growth with revenues of $1,103.3 million, a 78.5% increase over prior year's revenues of $618.2 million. Hughes' Latin
American DIRECTV subsidiary, Galaxy Latin America ("GLA"), had revenues of $70.0 million compared with $2.7 million in 1996. Total DIRECTV subscribers as of December 31, 1997 were 3,301,000 in the United States and 300,000 in Latin America. DIRECTV Japan initiated its service in December 1997.
     Revenues for the Satellite Services segment in 1997 increased 30.5% to $629.9 million from $482.8 million in 1996. The increased revenues were due to the PanAmSat merger and increased operating lease revenues for both video distribution and business communications services. PanAmSat's services were expanded in 1997 with the successful launch of two dedicated direct-to-home satellites and a new cable TV distribution satellite in Latin America leading to an increase of approximately 25% in total transmission capability since the May merger.

                         HUGHES ELECTRONICS CORPORATION
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

     Satellite Manufacturing segment revenues increased 21.2% in 1997 to $2,491.9 million from $2,056.4 million in 1996 primarily due to higher commercial satellite sales in the HS 601HP and mid-earth orbit satellite product lines.
     Revenues in 1997 for the Network Systems segment were $1,011.3 million compared with $1,070.0 million in 1996. The decline was primarily due to lower domestic mobile cellular telephone equipment sales, which were partially offset by higher satellite-based mobile telephony equipment sales.
     Operating Profit. Operating profit for Hughes increased to $306.4 million in 1997 from $210.1 million in 1996. The 45.8% increase reflects reduced losses in the Direct-To-Home Broadcast segment, higher commercial satellite sales and the completion of the PanAmSat merger.
     The operating loss in the Direct-To-Home Broadcast segment in 1997 was $254.6 million compared with an operating loss of $319.8 million in 1996. The full-year 1997 operating loss for domestic DIRECTV was $137.0 million compared with $192.0 million in 1996. GLA's operating loss was $116.0 million in 1997 versus $131.0 million in 1996. The lower operating losses in 1997 were principally due to increased subscriber revenues which more than offset higher marketing and subscriber related expenditures.
     With respect to the worldwide DIRECTV businesses, particularly in the United States, Hughes has implemented a number of strategic initiatives designed to expand its market share and enhance its competitive position.
These include new distribution channels, expanded services, broader programming and marketing and other promotional strategies designed to address "barriers to entry" identified by consumers. The implementation of such strategies is likely to increase subscriber acquisition costs and, as a result, is likely to affect the timing and amount of revenues and the overall profitability of the DIRECTV businesses. However, Hughes believes that early capture of market share and the establishment of market leadership are important to the maximization of the long-term value of the DIRECTV businesses.
     The Satellite Services segment operating profit was $296.2 million in 1997, an increase of 22.2% over the prior year's operating profit of $242.4 million. The increase resulted primarily from the PanAmSat merger and increased operating lease revenues for both video distribution and business communications services. Operating profit margin in 1997 declined to 46.5% from 49.5% in the prior year principally due to goodwill amortization associated with the PanAmSat merger.
     Operating profit for the Satellite Manufacturing segment in 1997 was $226.3 million, an increase of 23.5% over $183.3 million in 1996. The increase was primarily due to the higher commercial program sales noted above. The operating profit margin for the year was 9.1% compared with 8.9% in the prior year.
     The Network Systems segment operating profit in 1997 was $74.1 million versus $107.7 million in 1996 and operating profit margin declined to 7.3% from 10.1% last year. These decreases were primarily the result of lower domestic mobile cellular telephone equipment sales, increased research and development expenditures and higher marketing expenditures associated with the launch of the DirecPC/DirecDuo products.
     Costs and Expenses. Selling, general and administrative expenses increased to $1,119.9 in 1997 from $788.5 in 1996. The increase resulted principally from the PanAmSat merger, increased programming and subscriber acquisition costs in the Direct-To-Home Broadcast segment and increased research and development and marketing expenditures in the Network Systems segment. The increase in depreciation and amortization expense to $296.4 in 1997 from $194.6 in 1996, resulted from increased goodwill amortization related to the PanAmSat merger and additional satellite depreciation in 1997.
     Interest Income and Expense. Interest income increased $26.3 million in 1997 compared to 1996 due primarily to higher cash balances resulting from the PanAmSat merger as well as increased cash resulting from the Hughes Transactions. Interest expense increased $48.1 million in 1997 versus 1996 due to the increased borrowings resulting from the PanAmSat merger.
     Other, net. The 1997 amount included a $489.7 million pre-tax gain related to the PanAmSat merger, partially offset by losses from unconsolidated subsidiaries of $72.2 million attributable principally to equity investments in American Mobile Satellite Corporation, DIRECTV Japan and Surfin Ltd. The 1996 amount included a $120.3 million pre-tax gain recognized from the sale of 2.5% of DIRECTV to AT&T, partially offset by losses from unconsolidated subsidiaries of $42.2 million, primarily related to American Mobile Satellite Corporation.
     Income Taxes. The effective income tax rate was 37.0% in 1997 and 43.1% in 1996. The decrease in the effective income tax rate in 1997 was due primarily to an increase in research and development credits and favorable resolution of certain tax contingencies in 1997.
     Discontinued Operations and Extraordinary item. On December 15, 1997, Hughes Avicom was sold to Rockwell Collins, Inc., resulting in an after-tax gain of $62.8 million. Hughes recorded an extraordinary after-tax charge of $20.6 million in 1997 related to premiums paid for the refinancing of PanAmSat's debt (for additional information see Note 18 to the financial statements).

                         HUGHES ELECTRONICS CORPORATION
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

1997 compared to 1996 - Concluded
     Net Earnings. 1997 earnings were $470.7 million, or $1.18 per share of GM Class H common stock on a pro forma basis, compared with 1996 earnings of $183.5 million, $0.46 per share of GM Class H common stock on a pro forma basis. Earnings per share are presented on a pro forma basis assuming the recapitalized GM Class H common stock was outstanding during all periods presented (See further discussion in Note 14 to the financial statements).
     Backlog. The 1997 year-end backlog of $10,337.6 million increased from the $6,780.5 million reported at the end of 1996, primarily due to the PanAmSat merger.

1996 compared to 1995
     Revenues. Hughes revenues were $4,008.7 million in 1996, a 27.1% increase from the $3,152.8 million reported in 1995. The increase resulted from a substantial increase in subscribers in the Direct-To-Home Broadcast segment, increased transponder capacity and demand in the Satellite Services segment, increased commercial and government satellite sales in the Satellite Manufacturing segment, and increased revenues for the Network Systems segment.
     Direct-To-Home segment sales increased to $621.0 million in 1996 from $241.8 million in 1995. This increase was primarily due to the continued expansion of the DIRECTV subscriber base by over one million subscribers from 1995.
     Satellite Services segment revenues grew to $482.8 million in 1996 from $386.1 million in 1995. This growth was fueled by improved performance in cable, broadcast and direct-to-home distribution services principally as a result of additional transponder capacity due to the successful launches of Galaxy III-R and IX.
     Revenues from the Satellite Manufacturing segment increased to $2,056.4 million in 1996 from $1,731.5 million in 1995 due to higher commercial and government satellite sales, spread over all product lines.
     Revenues increased for the Network Systems segment to $1,070.0 million in 1996 from $919.3 million in 1995 resulting from higher wireless product sales coupled with the introduction and sales of digital satellite system (DSS(R)) products.
     Operating Profit. Operating profit for 1996 was $210.1 million, a 22.5% increase from the $171.5 million reported in 1995. The operating loss in the Direct-To-Home Broadcast segment in 1996 was $319.8 million compared to a loss of $160.8 million in 1995. The increased loss resulted from increased costs related to DIRECTV for consumer financing, marketing and operating costs and operating losses related to the start of service by the Company's DIRECTV business in Latin America. The Satellite Services segment operating profit increased to $242.4 million in 1996 from $166.6 million in 1995 due to increased utilization and capacity on existing and new satellites. Operating profit for the Satellite Manufacturing segment in 1996 was $183.3 million compared to $151.5 million in 1995 resulting from the increased sales noted above. The Network Systems segment operating profit increased to $107.7 million in 1996 from $69.0 million in 1995, reflecting the strong performance of the wireless product lines.
     Costs and Expenses. Selling, general and administrative expenses were $788.5 million in 1996 compared to $488.4 million in 1995. The increase was primarily related to subscriber acquisition costs related to DIRECTV businesses for both domestic and international operations. In addition, costs associated with international expansion activities for satellite services and the wireless product lines contributed to the increase.
     Interest Income and Expense. Interest income in 1996 of $6.8 million was relatively unchanged from the $5.2 million in 1995. Interest expense decreased to $42.9 million in 1996 from $61.1 million in 1995 resulting from a decrease in interest expense allocated from former Hughes.
     Other, net. The 1996 amount included a $120.3 million pre-tax gain recognized from the sale of 2.5% of DIRECTV to AT&T, partially offset by losses in unconsolidated subsidiaries of $42.2 million, primarily related to American Mobile Satellite Corporation.
     Income Taxes. The effective income tax rate was 43.1% in 1996 and 26.5% in 1995. The variance in the rate was primarily due to the effect of the foreign sales corporation's ("FSC") tax benefits as a percentage of the pre-tax profits for these years. The impact of the FSC benefit on the 1995 tax rate was considerably higher due to the lower operating results in 1995.
     Net Earnings. Hughes 1996 earnings were $183.5 million, or $0.46 per share of GM Class H common stock on a pro forma basis, compared with 1995 earnings of $27.2 million, or $0.07 per share of GM Class H common stock on a pro forma basis. Earnings per share are estimated on a pro forma basis assuming the recapitalized GM Class H Common stock was outstanding during all periods presented (See further discussion in Note 14 to the financial statements).
     Backlog. The 1996 year-end backlog of $6,780.5 million decreased from the $7,057.0 million reported at the end of 1995, primarily due to the completion of various government programs, offset in part by increased customer commitments for the HS 601HP satellite.

                         HUGHES ELECTRONICS CORPORATION
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

Liquidity and Capital Resources
     Cash and Cash Equivalents. Cash and cash equivalents were $2,783.8 million at December 31, 1997 compared to $6.7 million at December 31, 1996.
The significant increase in cash resulted primarily from the Hughes Transactions pursuant to which Hughes received cash proceeds of $4,392.8 million on December 17, 1997. The $4,392.8 million of cash proceeds resulted from $4.0 billion received from borrowings incurred by Hughes Defense prior to its spin-off to GM and $392.8 million from former Hughes. The May 1997 PanAmSat merger also had a significant impact on cash and debt, as Hughes acquired existing cash and non-marketable securities of $296.9 million and $330.0 million, respectively and assumed existing debt of $613.4 million and preferred stock of $395.8 million, that was subsequently exchanged into debt on September 30, 1997. In December 1997, PanAmSat completed a $1.1 billion tender offer, which resulted in the retirement of substantially all of its existing outstanding debt. The tender offer was funded with $600 million of bank borrowings and available cash (including cash from the liquidation of marketable securities).
     Cash provided by continuing operations was $10.5 million in 1997, compared to $367.4 million in 1996 and $98.8 million in 1995. The change in 1997 from 1996 resulted primarily from a build-up of working capital, while the change in 1996 from 1995 resulted primarily from a decrease in working capital.
     Net cash used in investing activities was $2,231.5 million in 1997, $80.5 million in 1996 and $373.5 million in 1995. The substantial increase in 1997 compared to 1996 resulted from an increase in satellites, increased equity investments, the repurchase of AT&T's 2.5% equity interest in DIRECTV and the PanAmSat merger, offset by proceeds received from the sale of Hughes Avicom. The decrease in net cash used in investing activities in 1996 compared to 1995 was due to proceeds received in 1996 for the sale and leaseback of satellite transponders and sale of a 2.5% equity interest in DIRECTV to AT&T.
     Net cash provided by (used in) financing activities was $5,014.0 million in 1997, compared with $(279.8) million and $301.7 million in 1996 and 1995, respectively. The change in 1997 from 1996 resulted from the Hughes Transactions and PanAmSat Merger, discussed above, and increased contributions
from former Hughes to Hughes to fund 1997 operations.   The change in financing
activities in 1996 from 1995 was the result of Hughes distributing $279.8 million to former Hughes in 1996 compared to receiving contributions from former Hughes of $301.7 million in 1995.
     Liquidity Measurement. As a measure of liquidity, the current ratio (ratio of current assets to current liabilities) at December 31, 1997 and 1996 was 3.24 and 1.23, respectively. Working capital increased by $3,045.8 million to $3,323.3 million at December 31, 1997 from $277.5 million at December 31, 1996. These increases were due principally to the cash infusion resulting from the Hughes Transactions.
     Property and Equipment. Property, net of accumulated depreciation, increased $198.9 million to $889.7 million in 1997 from the $690.8 million reported in 1996. Satellites increased $1,586.8 million to $2,643.4 million in 1997 from the $1,056.6 million reported in 1996. The increase in property and satellites resulted primarily from the PanAmSat merger and increased capital expenditures. Capital expenditures, including expenditures related to satellites, increased to $826.6 million in 1997 from $449.5 million in 1996. The increase reflects additions to the Galaxy satellite fleet, as well as additions to property and equipment to support revenue growth at various Hughes businesses.
     Dividend Policy and Use of Cash. As discussed in Note 14 to the Financial Statements, GM does not initially anticipate paying cash dividends to holders of GM Class H common stock. Alternatively, Hughes anticipates using its cash to fund 1998 capital expenditures for property and equipment, as well as spacecraft, of approximately $1.2 billion, the early buy-out of satellite sale-leasebacks and to fund additional equity investments. Additionally, Hughes may be required to make cash payments for purchase price adjustments related to the Hughes Transactions. See further discussion in Note 19 to the Financial Statements.
     Debt and Credit Facilities. Hughes maintains two unsecured revolving credit facilities, consisting of a $750 million multi-year facility and a $250 million 364-day facility. There were no borrowings against the credit facilities at December 31, 1997.
     In December 1997, Hughes' subsidiary, PanAmSat, entered into a bank borrowing agreement (the "Bank Agreement") that provided for bridge loans of up to $300.0 million and loans of up to $500.0 million under a five-year revolving credit facility. Outstanding borrowings under the Bank Agreement at December 31, 1997 consisted of $100.0 million in bridge loans and $500.0 million under the revolving credit facility. As noted previously, the proceeds from such borrowings, along with cash from the liquidation of marketable securities, were used to retire substantially all of the existing PanAmSat debt then outstanding.
     In January 1998, PanAmSat borrowed an additional $125.0 million under the Bank Agreement, principally for the purpose of exercising an early buy-out option on a satellite sale-leaseback agreement. Also in January 1998, PanAmSat completed a private placement debt offering for five, seven, ten and thirty year notes aggregating $750.0 million (the "Notes Offering"), the proceeds of which were used to retire all of the outstanding borrowings under the Bank Agreement. As a result of the Notes Offering, the bridge loan under the Bank Agreement terminated, while the five-year revolving credit facility remains in effect.

                         HUGHES ELECTRONICS CORPORATION
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

Liquidity and Capital Resources - Concluded
     Hughes believes that existing cash balances and amounts available under its credit facilities, will provide sufficient resources to meet currently identified working capital requirements, debt service and other cash needs.
     Acquisitions. In December, 1997, Hughes repurchased from AT&T a 2.5% equity interest in DIRECTV for $161.8 million, ending AT&T's marketing agreement to distribute the DIRECTV direct broadcast satellite television service and DSS(R) equipment.
     In May 1997, Hughes and PanAmSat completed the merger of their respective satellite service operations into a new publicly-held company. Hughes contributed its Galaxy(R) satellite services business in exchange for a 71.5% interest in the new company. Existing PanAmSat stockholders received a 28.5% interest in the new company and $1.5 billion in cash. Such cash consideration and other funds required to consummate the merger were funded by new debt financing totaling $1,725.0 million borrowed from GM, which was subsequently repaid in December 1997.
     Divestitures. On December 15, 1997, Hughes sold substantially all of the assets and liabilities of the Hughes Avicom business to Rockwell Collins, Inc. for cash, which resulted in an after-tax gain of $62.8 million. Hughes Avicom is treated as a discontinued operation for all periods presented.
     In March 1996, Hughes Electronics sold a 2.5% equity interest in DIRECTV to AT&T for $137.5 million, with options to increase their ownership interest under certain conditions. The sale resulted in a $120.3 million pre-tax gain, which is included in other income.

YEAR 2000
     Certain Hughes information systems have potential operational problems in connection with applications that contain a date and/or use a date in a comparative manner as the date transitions into the Year 2000. Hughes has a comprehensive program to identify and remediate potential problems related to the Year 2000 in its information systems, infrastructure, and production and manufacturing facilities. In addition, Hughes has initiated formal communications with all of its significant external interfaces to determine the extent to which Hughes is vulnerable to third parties' failures to remediate their own potential problems related to the Year 2000. The inability of Hughes or significant external interfaces of Hughes to adequately address Year 2000 issues could cause disruption of Hughes' business operations.
     Many of Hughes' systems are Year 2000 compliant, or have been scheduled for replacement in Hughes' ongoing systems plans. Through December 31, 1997, Hughes has incurred and expensed approximately $2 million related to the assessment of, and preliminary efforts in connection with, its Year 2000 program and remediation plan. Future spending for software modifications and testing required for Year 2000 are currently estimated to be approximately
$15 million to $25 million with the majority expected to be incurred in 1998. Hughes' target date for completing its Year 2000 modifications is December 31, 1998 with additional testing and refinements to identified systems planned for 1999.

Security Ratings
     In December 1997, Standard and Poor's Rating Services (S&P) affirmed its long-term debt rating of Hughes at A-. The S&P A- credit rating is the seventh highest within the 10 investment grade ratings available from S&P for long-term debt, based on a strong capability to pay interest and repay principal, although somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories. Additionally, S&P also affirmed its A-2 rating on Hughes' commercial paper.
The A-2 commercial paper rating is the third highest category available and indicates the degree of safety regarding timely payment is satisfactory. S&P's ratings outlook for Hughes remains developing.
     Also in December 1997, Moody's Investors Service (Moody's), confirmed the long-term credit rating of Hughes at A-3, seventh highest within the 10 investment grade ratings available from Moody's for long-term debt. Moody's defines A-3 bonds as having "upper-medium grade" quality. Moody's ratings for Hughes' commercial paper remained unchanged at P-2. The rating is the second highest rating available and indicates that the issuer has a strong ability for repayment relative to other issuers.
     Debt ratings by the various rating agencies reflect each agency's opinion of the ability of issuers to repay debt obligations punctually. Lower ratings generally result in higher borrowing costs. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

                         HUGHES ELECTRONICS CORPORATION
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

MARKET RISK DISCLOSURE

General
     Hughes' cash flows and earnings are subject to fluctuations resulting from changes in foreign exchange rates, interest rates and changes in the market value of its equity investments. Hughes manages its exposure to these market risks through internally established policies and procedures and, when deemed appropriate, through the use of derivative financial instruments. Hughes' policy is not to speculate in derivative instruments, nor to enter into derivative instruments for which there are no underlying exposures. Hughes does not use financial instruments for trading purposes and is not a party to any leveraged derivatives.

Foreign Currency Risk
     Hughes conducts business in a variety of currencies and therefore is exposed to fluctuations in foreign currency exchange rates. Hughes' objective in managing the exposure to foreign currency changes is to reduce earnings and cash flow volatility associated with foreign exchange rate fluctuations to allow management to focus its attention on its core business issues and challenges. Accordingly, Hughes primarily enters into foreign exchange-forward contracts to protect the value of its existing assets, liabilities and firm commitments. Foreign exchange-forward contracts are legal agreements between two parties to purchase and sell a foreign currency, for a price specified at the contract date, with delivery and settlement in the future. At December 31, 1997, Hughes held foreign exchange-forward contracts with an aggregate notional amount of approximately $10.9 million to buy and sell Japanese yen, Spanish pesetas and British pounds. The fair value of these contracts at December 31, 1997, as determined by market quotes, was $12.6 million.

Investments
     Hughes maintains investments in the publicly-traded common stock of two unaffiliated companies and is therefore subject to equity price risk. Both investments are classified as available-for-sale and, consequently, reflected in the balance sheet at fair value with unrealized gains or losses, net of tax, reported as a separate component of owner's equity. At December 31, 1997, the fair value of the investments in such common stock was $21.7 million. The investments were valued at the market closing price at December 31, 1997. No actions have been taken by Hughes to hedge this market risk exposure. A 20% decline in the market price of both investments would cause the fair value of the investments in common stock to decrease by $4.3 million.

Interest Rate Risk
     Hughes is subject to interest rate risk related to its $637.6 million of debt outstanding at December 31, 1997. Debt consisted of PanAmSat's variable rate bank borrowings of $600.0 million, PanAmSat's fixed rate borrowings of $9.1 and Hughes' fixed rate borrowings of $28.5 million. Hughes is subject to fluctuating interest rates which may adversely impact its results of operations and cash flows for its variable rate bank borrowings. Fluctuations in interest rates may also adversely effect the market value of Hughes' fixed rate borrowings. The fair market value of debt with a fixed interest rate will increase as interest rates fall, and the fair market value will decrease as interest rates rise. Bank borrowings bear interest at a rate which approximates the London Interbank Offered Rate plus 0.40%, equal to 6.09% at December 31, 1997. Other borrowings bear interest at fixed rates ranging from 9.61% to 12.75%.
     In connection with PanAmSat's debt refinancing activities, PanAmSat entered into certain U.S. Treasury rate lock contracts to reduce its exposure to fluctuations in interest rates. The aggregate notional value of these contracts was $375.0 million. These contracts were accounted for as hedges as they related to a specific refinancing plan that was consummated shortly after December 31, 1997. The fair value of these financial instruments at December 31, 1997 approximated their contract value. The cost to settle these instruments in 1998 will be amortized to expense over the term of the newly placed debt securities. Subsequent to the refinancing, all Hughes debt, including that of PanAmSat, will be fixed-rate debt. Hughes does not currently hedge this market risk exposure.

Credit Risk
     Hughes is exposed to credit risk in the event of non-performance of the counterparties to its foreign currency and treasury rate lock contracts, which Hughes does not believe to be likely. Nevertheless, credit risk is managed through the periodic monitoring and approval of financially sound counterparties.

                         HUGHES ELECTRONICS CORPORATION
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONCLUDED

Supplemental Data
     The Financial Statements reflect the application of purchase accounting adjustments as described in Note 1 to the Financial Statements. However, as provided in GM's Certificate of Incorporation, the earnings attributable to GM Class H common stock for purposes of determining the amount available for the payment of dividends on GM Class H common stock specifically excludes such adjustments. More specifically, amortization of the intangible assets associated with GM's purchase of Hughes Aircraft Company amounted to $21.0 million in 1997, 1996 and 1995. Such amounts are excluded from the earnings available for the payment of dividends on GM Class H common stock and are charged against earnings available for the payment of dividends on GM's $1-2/3 par value stock. Unamortized purchase accounting adjustments associated with GM's purchase of Hughes Aircraft Company were $447.6 million, $468.6 million, and $489.6 million at December 31, 1997, 1996 and 1995, respectively.
     In order to provide additional analytical data to the users of Hughes' financial information, supplemental data in the form of unaudited summary pro forma financial data are provided. Consistent with the basis on which earnings of Hughes available for the payment of dividends on the GM Class H common stock is determined, the pro forma data exclude purchase accounting adjustments related to General Motors' acquisition of Hughes Aircraft Company. Included in the supplemental data are certain financial ratios which provide measures of financial returns excluding the impact of purchase accounting adjustments. The pro forma data are not presented as a measure of GM's total return on its investment in Hughes.

                         HUGHES ELECTRONICS CORPORATION

                  UNAUDITED SUMMARY PRO FORMA FINANCIAL DATA*

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME


                                                                     Years Ended December 31,
                                                           ----------------------------------------
                                                             1997          1996             1995
                                                           --------       --------        ---------
                                                                    (Dollars in Millions
                                                                   Except per Share Amounts)
Total revenues                                             $5,128.3        $4,008.7        $3,152.8
Total costs and expenses                                    4,821.9         3,798.6         2,981.3
                                                           --------        --------        --------
Operating profit                                              306.4           210.1           171.5
Non-operating income                                          332.8            33.0           (52.9)
Income taxes                                                  236.7           104.8            31.4
Minority interests in net losses of subsidiaries               24.8            52.6             4.6
Income (loss) from discontinued operations                     64.0            (7.4)          (64.6)
Extraordinary item                                            (20.6)              -               -
                                                           --------        --------        --------

Earnings Used for Pro Forma Computation of
  Available Separate Consolidated Net Income                 $470.7          $183.5           $27.2
                                                           ========        ========        ========

Pro Forma Earnings Attributable to General Motors Class H
  Common Stock on a Per Share Basis:
  Income from continuing operations before
    extraordinary item                                        $1.07           $0.48           $0.23
Discontinued operations                                        0.16           (0.02)          (0.16)
    Extraordinary item                                        (0.05)              -               -
                                                           --------        --------        --------
Pro Forma Earnings Attributable to General Motors
  Class H Common Stock                                        $1.18           $0.46           $0.07
                                                           ========        ========        ========

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                                                   December 31,
                                                          ------------------------------
                       ASSETS                                1997               1996
                                                          -----------        -----------
                                                               (Dollars in Millions)
Total Current Assets                                       $4,805.9            $1,497.1
Satellites, net                                             2,643.4             1,056.6
Property, net                                                 889.7               690.8
Net Investment in Sales-type Leases                           337.6               320.6
Intangible Assets, Investments, and Other Assets, net       3,639.6               382.7
                                                          ---------            --------
Total Assets                                              $12,316.2            $3,947.8
                                                          =========            ========

        LIABILITIES AND OWNER'S EQUITY

Total Current Liabilities                                  $1,482.6            $1,219.6
Long-Term Debt                                                637.6                   -
Postretirement Benefits Other Than Pensions,
  Other Liabilities and Deferred Credits                    1,724.1               683.6
Minority Interests                                            607.8                21.6
    Total Owner's Equity (1)                                7,864.1             2,023.0
                                                          ---------            --------
    Total Liabilities and Owner's Equity (1)              $12,316.2            $3,947.8
                                                          =========            ========

--------------
* The summary excludes purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company.

(1) General Motors' equity in its wholly-owned subsidiary, Hughes. Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes).

                         HUGHES ELECTRONICS CORPORATION

                        PRO FORMA SELECTED SEGMENT DATA


                                                     Years Ended December 31,
                                                   ----------------------------
                                                     1997      1996      1995
                                                   --------  --------  --------
                                                   (Dollars in Millions)
DIRECT-TO-HOME BROADCAST
Total Revenues                                     $1,276.9    $621.0    $241.8
Operating Loss                                       (254.6)   (319.8)   (160.8)
Depreciation and Amortization                          86.1      67.3      48.6
Segment Assets                                      1,441.5   1,067.2     855.9
Capital Expenditures(1)                               105.6      63.5     107.5

SATELLITE SERVICES
Total Revenues                                       $629.9    $482.8    $386.1
Operating Profit                                      296.2     242.4     166.6
Depreciation and Amortization                         141.9      55.2      73.2
Segment Assets                                      5,612.8   1,202.6   1,061.8
Capital Expenditures(1)                               625.7     308.7     280.5

SATELLITE MANUFACTURING
Total Revenues                                     $2,491.9  $2,056.4  $1,731.5
Operating Profit                                      226.3     183.3     151.5
Depreciation and Amortization                          39.4      34.4      33.6
Segment Assets                                      1,312.6     757.8     603.9
Capital Expenditures                                  113.9      87.8      53.2

NETWORK SYSTEMS
Total Revenues                                     $1,011.3  $1,070.0    $919.3
Operating Profit                                       74.1     107.7      69.0
Depreciation and Amortization                          32.0      28.3      25.2
Segment Assets                                      1,215.6     964.0     801.1
Capital Expenditures                                   43.1      45.3      50.5

* The summary excludes purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company.

     Certain amounts for 1996 and 1995 have been reclassified to conform with 1997 classifications.

(1)  Includes expenditures related to satellites in the segments as follows:
     $53.1 million in 1995 for Direct-To-Home Broadcast segment and $606.1 million, $259.2 million and $234.9 million in 1997, 1996 and 1995, respectively, for Satellite Services segment.

                         HUGHES ELECTRONICS CORPORATION


            UNAUDITED SUMMARY PRO FORMA FINANCIAL DATA* - CONCLUDED

                       PRO FORMA SELECTED FINANCIAL DATA


                                                             Years Ended December 31,
                                                       -------------------------------------
                                                       1997    1996    1995    1994    1993
                                                       -----   -----   -----   -----   -----
                                                              (Dollars in Millions
                                                             Except Per Share Amounts)
Operating profit                                        $306    $210    $172    $235    $189
Income from continuing operations before
  income taxes, minority interests, cumulative
  effect of accounting change and extraordinary
  item                                                  $639    $243    $119    $174    $289
Earnings used for pro forma computation of available
  separate consolidated net income                      $471    $184     $27     $62    $174
Average number of GM Class H dividend base
  shares (1)                                           399.9   399.9   399.9   399.9   399.9
Owner's equity**                                      $7,864  $2,023  $2,119  $1,790  $1,442
Working capital                                       $3,323    $278    $312    $274    $336
Operating profit as a percent of revenues                6.0%    5.2%    5.4%    8.7%    8.6%
Income from continuing operations before
  income taxes, minority interests, cumulative
  effect of accounting change and extraordinary
  item as a percent of revenue                          12.5%    6.1%    3.8%    6.5%   13.2%
Net income as a percent of revenues**                    9.2%    4.6%    0.9%    2.3%    7.9%
Return on equity**(2)                                    9.5%    8.9%    1.4%    3.8%   13.2%
Income before interest expense and income
  taxes as a percent of capitalization (3)              14.3%   16.3%    9.4%   14.0%   25.3%
Pre-tax return on total assets (4)                       8.2%    8.0%    3.8%    6.0%   11.1%

* The summary excludes purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company.
** Includes unfavorable cumulative effect of accounting changes of $30.4 million in 1994.
(1) Class H dividend base shares is used in calculating earnings attributable to GM Class H common stock on a per share basis. This is not the same as the average number of GM Class H shares outstanding, which was 101.5 million in 1997.
(2) Earnings used for computation of available separate consolidated net income divided by average stockholder's equity (General Motors' equity in its wholly-owned subsidiary, Hughes). Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes).
(3) Income from continuing operations before interest expense income taxes, cumulative effect of accounting change and extraordinary item divided by average stockholder's equity plus average total debt.
(4) Income from continuing operations before income taxes, cumulative effect of accounting change and extraordinary item divided by average total assets.



                                 * * * * * * *